Exhibit 99.1

SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

Shinhan Bank:

We have audited the accompanying consolidated financial statements of Shinhan Bank and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2013 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The accompanying consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous Korean auditing standards.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 9, 2015

This report is effective as of March 9, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Notes	December 31, 2014		December 31, 2013
Assets
Cash and due from banks	4,7,10,40,41	￦	15,860,077	12,429,963
Trading assets	4,8,41,43		8,316,341	7,519,765
Derivative assets	4,9,41,43		1,309,094	1,457,994
Loans	4,10,17,41,43		188,325,465	174,689,344
Available-for-sale financial assets	4,11,17,43		22,363,612	24,093,086
Held-to-maturity financial assets	4,11,17		8,012,117	7,433,620
Property and equipment	6,12,17		2,036,119	2,201,033
Intangible assets	6,13		180,267	225,845
Investments in associates	14		211,272	222,340
Investment properties	6,15		738,614	596,954
Current tax assets	37		7,033	5,224
Deferred tax assets	37		90,575	49,335
Other assets	4,10,16,41,44		8,190,271	7,107,495
Non-current assets held for sale			5,472	13,696

Total assets		￦	255,646,329	238,045,694

Liabilities
Financial liabilities designated at fair value through profit or loss	4,18	￦	6,139	—
Deposits	4,19,41		189,639,872	175,020,432
Trading liabilities	4,20		428,936	398,596
Derivative liabilities	4,9,41,43		1,256,438	1,478,179
Borrowings	4,21		12,802,821	10,069,339
Debt securities issued	4,22		16,581,408	17,739,655
Liability for defined benefit obligations	23		245,975	67,438
Provisions	24,39,41		298,728	364,016
Current tax liabilities	37,41		170,699	148,285
Deferred tax liabilities	37		9,335	10,473
Other liabilities	4,25,41,43,44		13,729,078	12,213,200

Total liabilities			235,169,429	217,509,613

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		1,100,250	2,099,350
Capital surplus	26		403,164	403,164
Capital adjustments	26		(842)	25
Accumulated other comprehensive income	26,37		237,399	296,402
Retained earnings	26,27		10,805,574	9,806,344

Total equity attributable to equity holder of Shinhan Bank			20,473,623	20,533,363
Non-controlling interests	26		3,277	2,718

Total equity			20,476,900	20,536,081

Total liabilities and equity		￦	255,646,329	238,045,694

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive income

For the years ended December 31, 2014 and 2013

(In millions of won)	Notes	2014		2013
Interest income		￦	8,513,316	9,087,373
Interest expense			(4,146,183)	(4,736,825)

Net interest income	4,6,28,41,43		4,367,133	4,350,548

Fees and commission income			971,484	945,103
Fees and commission expense			(168,541)	(196,203)

Net fees and commission income	4,6,29,41,43		802,943	748,900

Dividend income	30,43		93,478	65,642
Net trading loss	31		(39,804)	(43,242)
Net foreign currencies transactions gain			252,759	255,444
Gain on financial instruments designated at fair value through profit or loss	18		34	—
Net gain on sale of available-for-sale financial assets	11		427,992	485,833
Impairment loss on financial assets	4,10,32,41		(684,010)	(877,328)
General and administrative expenses	33,41		(2,918,011)	(2,692,882)
Net other operating expenses	6, 35,41		(505,118)	(572,943)

Operating income			1,797,396	1,719,972

Non-operating income (expense), net	6, 36		26,592	(14,407)

Equity in income of investments in associate	6,14		11,808	22,448

Profit before income tax			1,835,796	1,728,013
Income tax expense	6,37		(380,143)	(354,837)

Profit for the year	6,27		1,455,653	1,373,176

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss	4,26,37
Foreign currency translation differences for foreign operations			4,926	(62,354)
Unrealized net change in fair value of available-for-sale financial assets			63,811	(304,687)
Equity in other comprehensive income of associates			4,297	(4,426)

			73,034	(371,467)
Items that will never be reclassified subsequently to profit or loss
Defined benefit plan actuarial gain (loss)			(131,907)	13,197

Other comprehensive loss for the year, net of income tax			(58,873)	(358,270)

Total comprehensive income for the year		￦	1,396,780	1,014,906

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive income (continued)

For the years ended December 31, 2014 and 2013

(In millions of won, except for earning per share)	Notes	2014		2013
Profit attributable to:	6
Equity holder of Shinhan Bank		￦	1,455,224	1,373,017
Non-controlling interests			429	159

Profit for the year		￦	1,455,653	1,373,176

Total comprehensive income attributable to:
Equity holder of Shinhan Bank		￦	1,396,221	1,014,816
Non-controlling interests			559	90

Total comprehensive income for the year		￦	1,396,780	1,014,906

Earnings per share:	38
Basic and diluted earnings per share in won		￦	857	782

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2013

	Attributable to equity holder of Shinhan Bank
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2013	￦	7,928,078	2,329,760	403,164	2,011	654,603	9,016,617	20,334,233	2,628	20,336,861

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,373,017	1,373,017	159	1,373,176
Foreign currency translation differences for foreign operations		—	—	—	—	(62,285)	—	(62,285)	(69)	(62,354)
Unrealized net changes in fair values of available-for-sale financial assets		—	—	—	—	(304,687)	—	(304,687)	—	(304,687)
Equity in other comprehensive income of associates		—	—	—	—	(4,426)	—	(4,426)	—	(4,426)
Defined benefit plan actuarial gain		—	—	—	—	13,197	—	13,197	—	13,197

Total comprehensive income (loss) for the year		—	—	—	—	(358,201)	1,373,017	1,014,816	90	1,014,906

Transactions with owners, recognized directly in equity
Annual dividends to equity holders		—	—	—	—	—	(450,000)	(450,000)	—	(450,000)
Dividend to hybrid bond holders		—	—	—	—	—	(133,290)	(133,290)	—	(133,290)
Issuance of hybrid bond		—	299,568	—	—	—	—	299,568	—	299,568
Redemption of hybrid bond		—	(529,978)	—	—	—	—	(529,978)	—	(529,978)
Share-based payment transactions		—	—	—	(1,986)	—	—	(1,986)	—	(1,986)

Total transactions with owners		—	(230,410)	—	(1,986)	—	(583,290)	(815,686)	—	(815,686)

Balance at December 31, 2013	￦	7,928,078	2,099,350	403,164	25	296,402	9,806,344	20,533,363	2,718	20,536,081

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2014

	Attributable to equity holder of Shinhan Bank
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Subtotal	Non-controlling interests	Total equity
Balance at January 1, 2014	￦	7,928,078	2,099,350	403,164	25	296,402	9,806,344	20,533,363	2,718	20,536,081

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,455,224	1,455,224	429	1,455,653
Foreign currency translation differences for foreign operations		—	—	—	—	4,796	—	4,796	130	4,926
Unrealized net changes in fair values of available-for-sale financial assets		—	—	—	—	63,811	—	63,811	—	63,811
Equity in other comprehensive income of associates		—	—	—	—	4,297	—	4,297	—	4,297
Defined benefit plan actuarial loss		—	—	—	—	(131,907)	—	(131,907)	—	(131,907)

Total comprehensive income (loss) for the year		—	—	—	—	(59,003)	1,455,224	1,396,221	559	1,396,780

Transactions with owners, recognized directly in equity
Annual dividends to equity holders		—	—	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividend to hybrid bond holders		—	—	—	—	—	(96,293)	(96,293)	—	(96,293)
Redemption of hybrid bonds		—	(999,100)	—	(900)	—	—	(1,000,000)	—	(1,000,000)
Share-based payment transactions		—	—	—	33	—	—	33	—	33
Other		—	—	—	—	—	299	299	—	299

Total transactions with owners		—	(999,100)	—	(867)	—	(455,994)	(1,455,961)	—	(1,455,961)

Balance at December 31, 2014	￦	7,928,078	1,100,250	403,164	(842)	237,399	10,805,574	20,473,623	3,277	20,476,900

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013
Cash flows from operating activities
Profit before income tax	￦	1,835,796	1,728,013
Adjustments for:
Net interest income		(4,367,133)	(4,350,548)
Dividend income		(93,478)	(65,642)
Gain on financial instruments designated at fair value through profit or loss		(34)	—
Non-cash trading loss, net		151,398	134,239
Non-cash foreign currencies transaction gain, net		(81,300)	(154,469)
Net gain on sales of available-for-sale financial assets		(427,992)	(485,833)
Net impairment loss on financial assets		463,724	673,744
Net impairment loss on other financial assets		220,286	203,584
Non-cash employee benefits		109,749	26,533
Depreciation and amortization		202,950	203,587
Non-cash other operating expenses (income), net		(31,542)	115,889
Share of profit of associates		(11,808)	(22,448)
Non-cash non-operating expenses, net		10,429	8,517

		(3,854,751)	(3,712,847)

Changes in assets and liabilities:
Due from banks		(3,938,012)	(2,799,900)
Trading assets		(789,460)	385,659
Derivative assets		1,307,983	1,240,303
Loans		(14,294,992)	(6,779,357)
Other assets		(1,102,280)	509,146
Financial liabilities designated at fair value through profit or loss		6,171	—
Deposits		14,691,990	6,410,251
Trading liabilities		13,303	73,883
Derivative liabilities		(1,363,576)	(1,347,950)
Liability for defined benefit obligations		(97,292)	(93,894)
Provisions		(68,123)	(25,758)
Other liabilities		1,690,470	(2,784,970)

		(3,943,818)	(5,212,587)

Income tax paid		(384,490)	(384,841)
Interest received		8,583,274	9,180,011
Interest paid		(4,151,427)	(4,640,230)
Dividends received		129,712	67,491

Net cash used in operating activities		(1,785,704)	(2,974,990)

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013
Cash flows from investing activities
Proceeds from sale of available-for-sale financial assets	￦	21,812,915	22,893,258
Proceeds from redemption of held-to-maturity financial assets		2,478,775	2,212,075
Proceeds from sale of property and equipment		17,843	11,205
Proceeds from sale of intangible assets		3,253	2,131
Proceeds from sale of investments in associates		—	93
Proceeds from sale of non-current assets held for sale		3,243	2,185
Proceeds from sale of investment properties		—	1,685
Acquisitions of available-for-sale financial assets		(19,883,814)	(18,717,848)
Acquisitions of held-to-maturity financial assets		(3,046,469)	(469,268)
Acquisitions of property and equipment		(128,279)	(195,939)
Acquisitions of intangible assets		(18,078)	(78,471)
Acquisitions of investments in associates		—	(9,022)
Payment of guarantee deposits		(372,978)	(162,084)
Receipts of refund of guarantee deposits paid		433,103	161,164

Net cash provided by investing activities		1,299,514	5,651,164

Cash flows from financing activities
Proceeds from borrowings		21,940,317	16,022,419
Repayments of borrowings		(19,232,423)	(16,659,772)
Proceeds from issuance of debt securities		4,789,496	5,305,202
Repayments of debt securities		(5,989,635)	(5,743,766)
Dividends paid		(459,901)	(582,876)
Proceeds from hybrid bonds		—	299,568
Redemption of hybrid bonds		(1,000,000)	(529,978)
Receipts of guarantee deposits for lease		10,045	12,942
Refund of guarantee deposits for lease		(28,973)	(17,277)

Net cash provided by (used in) financing activities		28,926	(1,893,538)

Effect of exchange rate fluctuations on cash and cash equivalents held		2,107	1,795

Net increase (decrease) in cash and cash equivalents		(455,157)	784,431

Cash and cash equivalents at January 1 (note 40)		4,991,361	4,206,930

Cash and cash equivalents at December 31 (note 40)	￦	4,536,204	4,991,361

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting entity

Information regarding Shinhan Bank (the “Bank”), the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

The Bank was established through the merger of Hansung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank in April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2014, the Bank has 1,585,615,506 outstanding common shares with par value of ￦7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of them. As of December 31, 2014, the Bank operates through 797 domestic branches, 103 depositary offices, 24 premises and 8 overseas branches.

(b)	Subsidiaries included in consolidation

i) Shinhan Asia Ltd.

Shinhan Asia Limited (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2014, Shinhan Asia’s capital stock amounted to US $100 million.

ii) Shinhan Bank America

Shinhan Bank America (“Shinhan America”) was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2014, Shinhan America’s capital stock amounted to US $123 million.

iii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2014, Shinhan Europe’s capital stock amounted to EUR 23 million.

iv) Shinhan Khmer Bank

Shinhan Khmer Bank (“Shinhan Khmer”) was established on October 15, 2007. As of December 31, 2014, Shinhan Khmer’s capital stock amounted to US $20 million.

v) Shinhan Kazakhstan Bank

Shinhan Kazakhstan Bank (“Shinhan Kazakhstan”) was established on December 16, 2008. As of December 31, 2014, Shinhan Kazakhstan’s capital stock amounted to KZT 10,029 million.

vi) Shinhan Canada Bank

Shinhan Canada Bank (“Shinhan Canada”) was established on March 9, 2009. As of December 31, 2014, Shinhan Canada’s capital stock amounted to CAD 50 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting entity (continued)

(b)	Subsidiaries included in consolidation (continued)

vii) Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on May 12, 2008. As of December 31, 2014, Shinhan China’s capital stock amounted to CNY 2,000 million.

viii) Shinhan Bank Japan

Shinhan Bank Japan (“Shinhan Japan”) was established on September 14, 2009. As of December 31, 2014, Shinhan Japan’s capital stock amounted to JPY 15,000 million.

ix) Shinhan Bank Vietnam

Shinhan Bank Vietnam (“Shinhan Vietnam”) was established on November 16, 2009 and merged with Shinhan Vina Bank on November 28, 2011. As of December 31, 2014, Shinhan Vietnam’s capital stock amounted to VND 4,547,100 million.

Details of ownerships in subsidiaries as of December 31, 2014 and 2013 were as follows:

		Ownership (%)
Investee	Country	December 31, 2014	December 31, 2013
Shinhan Asia	Hong Kong	99.9	99.9
Shinhan America	U.S.A	100.0	100.0
Shinhan Europe	Germany	100.0	100.0
Shinhan Khmer	Cambodia	90.0	90.0
Shinhan Kazakhstan	Kazakhstan	100.0	100.0
Shinhan Canada	Canada	100.0	100.0
Shinhan China	China	100.0	100.0
Shinhan Japan	Japan	100.0	100.0
Shinhan Vietnam	Vietnam	100.0	100.0

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting entity (continued)

(b)	Subsidiaries included in consolidation (continued)

In addition, structured entities included in consolidation as of December 31, 2014 were as follows:

Structured entities	Country	Fiscal year end
SH 2007 NPL Investment Co., Ltd.	Korea	December
Shinwha-China Investment Co., Ltd.	Korea	December
MPC Yulchon Green 1st	Korea	December
AR Plus 2nd	Korea	December
MPC Yulchon 2nd	Korea	September
STAY 2nd	Korea	March
S Dream 5th Co.,Ltd	Korea	December
AETAS DRIVE FIRST Co.,Ltd	Korea	December
AR Plus 3rd	Korea	September
MPC Yulchon 1st	Korea	December
S-Nuri 1st L.L.C	Korea	December
S-Nuri 4th L.L.C	Korea	February
S-Nuri 9th L.L.C	Korea	December
AR Plus	Korea	October
Development Trust	Korea	December
Non-specified Money Trust	Korea	December
Old-age Living Pension Trust	Korea	December
New-Personal Pension Trust	Korea	December
Personal Pension Trust	Korea	December
Retirement Trust	Korea	December
New Old-age Living Pension Trust	Korea	December
Pension Trust	Korea	December
Household Money Trust	Korea	December
Installment Money Trust for Purpose	Korea	December
Corporation Money Trust	Korea	December
China Opportunity Private Special Asset Investment Fund 3rd	Korea	December
Shinhan BNPP Private Corporate 25th	Korea	January
Shinhan BNPP Private Corporate 18th	Korea	January
LS Best Partner Private Investment Trust	Korea	May
Heungkuk Rainbow Private Securities Investment Trust T-41	Korea	August
Dongbu All Together Private Investment Trust Fund 9th	Korea	September
Hyundai Heritage Private Securities Investment Trust SH-3rd	Korea	September
Samsung Partner Private Securities No.6[Trust]	Korea	September

The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. For consolidated structured entities, the Group recognizes non-controlling interests related to the structured entity as liabilities in the consolidated statement of financial position.

The Group provides ABCP purchase agreement amounting to ￦665,724 million to the structured entities described above.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting entity (continued)

(b)	Subsidiaries included in consolidation (continued)

i) Newly included subsidiaries for the year ended December 31, 2014

Reason
S-Nuri 4th L.L.C	ABCP purchase agreement & asset management, etc.
S-Nuri 9th L.L.C	ABCP purchase agreement & asset management, etc.
AR Plus	ABCP purchase agreement & asset management, etc.
LS Best Partner Private Investment Trust	100% ownership of beneficiary certificate
Heungkuk Rainbow Private Securities Investment Trust T-41	100% ownership of beneficiary certificate
Dongbu All Together Private Investment Trust Fund 9th	100% ownership of beneficiary certificate
Hyundai Heritage Private Securities Investment Trust SH-3rd	100% ownership of beneficiary certificate
Samsung Partner Private Securities No.6[Trust]	100% ownership of beneficiary certificate

ii) Excluded subsidiaries for the year ended December 31, 2014

Reason
I-Clover Series L1	Termination of the ABCP purchase agreement
S Dream 7th Co.,Ltd	Termination of the ABCP purchase agreement
Heungkuk Rainbow Private Securities Investment Trust T-19	Disposal of beneficiary certificate
Dongbu All Together Private Investment Trust Fund 5nd	Disposal of beneficiary certificate
KIM Private Basic Securities Investment Trust 4 (Fund)	Disposal of beneficiary certificate
Samsung Partner Private Securities No.2[Trust]	Disposal of beneficiary certificate
Shinhan Mortgage 2nd ABS Specialty Co., Ltd.	Loss of control

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(b)	Approval of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 3, 2015.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	share-based payment arrangements are measured at fair value

•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged

•	Liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets.

(d)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Group operates. Subsidiaries whose functional currency is not Korean won were as follows:

Functional currency	Subsidiary
USD	Shinhan Asia, Shinhan America, Shinhan Khmer
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan
VND	Shinhan Vietnam

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of preparation (continued)

(e)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 5.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policies are reflected in the Group’s consolidated financial statements as of and for the year ended December 31, 2014.

(a)	Changes in accounting policies

The Group has applied the following amendments to standards and interpretation, with a date of initial application of January 1, 2014.

i) Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS No.1032)

The Group has adopted amendments to K-IFRS No.1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments require that a financial assets and a financial liability are offset and the net amount is presented in the statement of financial position when an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties.

The entity intends to settle on a net basis, if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

The change had no significant impact on the measurements of the Group’s assets and liabilities.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(a)	Changes in accounting policies (continued)

ii) K-IFRS No.2121, ‘Levies’

The Group has adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. The interpretation confirms that an entity recognizes a liability for a levy when the triggering event specified in the legislation occurs. An entity does not recognize a liability at an earlier date, even if it has no realistic opportunity to avoid the triggering event. If a levy is only payable once a specified amount has been reached, then no liability is recognized until this ‘minimum threshold’ is reached. The same recognition principles apply in the interim financial statements as in the annual financial statements, even if this results in uneven charges over the course of the year.

The change had no significant impact on the measurements of the Group’s assets and liabilities.

(b)	Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interests holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(c)	Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

•	Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(c)	Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(d)	Investments in associates and joint ventures (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the CEO as the chief operating decision maker.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(f)	Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

iii) Net investment in a foreign operation.

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

(h)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation of convention in the market place concerned) is recognized on the trade date are recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(h)	Non-derivative financial assets (continued)

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(i)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

i) Loans

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Group classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling. In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(i)	Impairment of financial assets (continued)

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans. When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(j)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge Accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(j)	Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(k)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods were as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(l)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(l)	Intangible assets (continued)

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(m)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(n)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(o)	Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No.1036, ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(p)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and Non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(q)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(r)	Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are recognized as a deduction from equity, net of any tax effects.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent’s ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, ‘Business Combinations’ and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(s)	Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(t)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Group has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Group has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(u)	Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(v)	Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

(w)	Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(w)	Financial income and expense (continued)

Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is outside the scope of K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ the commitment fee is recognized as revenue on a time proportion basis over the commitment period.

Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii)	Dividends

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

(x)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(y)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commissions income.

(z)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(aa)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Bank for annual periods beginning after January 1, 2014, and the Bank has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i)	K-IFRS No.1108, ‘Operating segments’

The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The amendment is effective for annual periods beginning on or after July 1, 2014.

ii)	K-IFRS No.1102, ‘Share-based payment’

The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The amendment is effective for annual periods beginning on or after July 1, 2014.

iii)	K-IFRS No.1103, ‘Business combinations’

The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No.1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The amendment is effective for annual periods beginning on or after July 1, 2014.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(aa)	New standards and interpretations not yet adopted (continued)

iv)	K-IFRS No.1113, ‘Fair Value Measurement’

The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No.1039 even though the contracts do not meet the definition of a financial asset or financial liability. The amendment is effective for annual periods beginning on or after July 1, 2014.

v)	K-IFRS No.1024, ‘Related Party Disclosures’

The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The amendment is effective for annual periods beginning on or after July 1, 2014

vi)	K-IFRS No.1019, ‘Employee benefits’

The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The amendment is effective for annual periods beginning on or after July 1, 2014.

vii)	K-IFRS No.1111, ‘Joint Arrangements’

The amendment requires the business combination accounting to be applied to an acquisition of interests in a joint operation that constitutes a business. In addition, when business combination accounting applies to the acquisition of additional interests in a joint operation while the joint operator retains joint control, the additional interest acquired shall be measured at fair value but the previously held interests in the joint operation shall not be re-measured. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Financial risk management

4-1.	Credit risk

Credit risk is the risk of financial loss of the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc. Credit risk management is critical to the Group’s business activities; thus, the Group carefully manages the credit risk exposure.

(a)	Credit risk management

Major policies of the credit risk management are determined by the Credit Policy Committee, which is the Group’s executive decision-making body for credit risk management. The Credit Policy Committee is led by the Group’s Deputy President and Head of Risk Management Group. The Credit Policy Committee also consists of chief officers from eight different business units. The Credit Review Committee performs credit review evaluations and operates separately from the Credit Policy Committee.

Each business unit is required to implement the Group’s risk management policies and procedures. Risk Management Department reviews compliance of business units with agreed exposure limits established by the Credit Policy Committee, including those for selected industries, country risk and product types.

The Group established the authorization structure for the approval and renewal of credit facilities. Authorization limits are allocated to the business unit credit officer. Larger facilities require approval by the Credit Committee. The Group assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned. Renewals and review of facilities are subject to the same review process.

The Group is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Group develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks. The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval. In addition to periodic loan reviews by credit officers, the Group also utilizes an automated monitoring tool which conducts searches for companies with high probability of default. Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(b)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Due from banks and loans(*1,2):
Banks	￦	9,330,401	10,319,637
Retail:
Mortgage lending		43,071,985	40,970,300
Other		44,568,901	39,014,553

		87,640,886	79,984,853

Government		11,950,221	9,109,552
Corporate:
Large companies		31,325,767	29,652,111
Small and medium enterprises		57,472,842	50,992,108
Special finance		3,967,248	4,431,802
Other		1,075	849

		92,766,932	85,076,870

Card		25,999	39,278

		201,714,439	184,530,190

Trading assets:
Debt securities		7,079,455	6,473,993
Gold deposits		224,556	76,337

		7,304,011	6,550,330

Derivative assets		1,309,094	1,457,994
Available-for-sale financial assets:
Debt securities		20,033,298	21,232,753
Held-to-maturity financial assets:
Debt securities		8,012,117	7,433,620
Other financial assets(*1,3)		8,019,552	6,901,231
Off balance sheet items:
Financial guarantee contracts		3,069,507	2,392,517
Loan commitments and other liabilities for credit		73,608,486	74,158,883

		76,677,993	76,551,400

	￦	323,070,504	304,657,518

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.
(*2)	Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).
(*3)	Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans

i)	Due from banks and loans as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	9,362,122	87,295,416	11,958,001	92,695,348	25,979	201,336,866
Past due but not impaired		—	365,020	—	225,192	352	590,564
Impaired		—	252,282	—	1,138,077	16	1,390,375

		9,362,122	87,912,718	11,958,001	94,058,617	26,347	203,317,805
Less: allowance		(31,721)	(271,832)	(7,780)	(1,291,685)	(348)	(1,603,366)

	￦	9,330,401	87,640,886	11,950,221	92,766,932	25,999	201,714,439

	December 31, 2013
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	10,334,664	79,583,362	9,114,647	84,586,205	39,375	183,658,253
Past due but not impaired		—	403,415	—	420,481	146	824,042
Impaired		—	239,333	—	1,428,225	10	1,667,568

		10,334,664	80,226,110	9,114,647	86,434,911	39,531	186,149,863
Less: allowance		(15,027)	(241,257)	(5,095)	(1,358,041)	(253)	(1,619,673)

	￦	10,319,637	79,984,853	9,109,552	85,076,870	39,278	184,530,190

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

ii)	Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	9,362,122	82,665,781	11,958,001	57,544,883	20,136	161,550,923
Grade 2(*1)		—	4,629,635	—	35,150,465	5,843	39,785,943

		9,362,122	87,295,416	11,958,001	92,695,348	25,979	201,336,866
Less: allowance		(31,721)	(145,141)	(7,780)	(792,986)	(348)	(977,976)

	￦	9,330,401	87,150,275	11,950,221	91,902,362	25,631	200,358,890

Mitigation of credit risk due to collateral(*2)	￦	134	59,713,527	—	47,914,214	38	107,627,913

	December 31, 2013
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	10,334,664	75,124,722	9,114,647	50,969,742	34,972	145,578,747
Grade 2(*1)		—	4,458,640	—	33,616,463	4,403	38,079,506

		10,334,664	79,583,362	9,114,647	84,586,205	39,375	183,658,253
Less: allowance		(15,027)	(125,270)	(5,095)	(657,195)	(235)	(802,822)

	￦	10,319,637	79,458,092	9,109,552	83,929,010	39,140	182,855,431

Mitigation of credit risk due to collateral(*2)	￦	152	54,809,672	—	45,415,301	15	100,225,140

(*1)	Credit quality of due from banks and loans were classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

iii)	Aging analysis of due from banks and loans, that were past due but not impaired as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Retail		Corporate	Card	Total
Within 30 days	￦	272,720	120,143	164	393,027
30~60 days		59,296	21,797	38	81,131
60~90 days		26,023	44,603	23	70,649
More than 90 days		6,981	38,649	127	45,757

		365,020	225,192	352	590,564
Less: allowance		(29,398)	(31,144)	—	(60,542)

	￦	335,622	194,048	352	530,022

Mitigation of credit risk due to collateral	￦	284,210	81,729	—	365,939

	December 31, 2013
	Retail		Corporate	Card	Total
Within 30 days	￦	334,011	358,690	93	692,794
30~60 days		40,599	31,674	20	72,293
60~90 days		26,313	14,207	18	40,538
More than 90 days		2,492	15,910	15	18,417

		403,415	420,481	146	824,042
Less: allowance		(22,076)	(23,357)	(10)	(45,443)

	￦	381,339	397,124	136	778,599

Mitigation of credit risk due to collateral	￦	320,855	266,354	—	587,209

iv)	Mitigation of credit risk due to the collateral of impaired due from banks and loans as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Retail		Corporate	Card	Total
Impaired	￦	252,282	1,138,077	16	1,390,375
Less: allowance		(97,293)	(467,555)	—	(564,848)

	￦	154,989	670,522	16	825,527

Mitigation of credit risk due to collateral	￦	128,406	398,646	—	527,052

	December 31, 2013
	Retail		Corporate	Card	Total
Impaired	￦	239,333	1,428,225	10	1,667,568
Less: allowance		(93,911)	(677,489)	(8)	(771,408)

	￦	145,422	750,736	2	896,160

Mitigation of credit risk due to collateral	￦	97,277	492,777	—	590,054

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d)	Credit rating

i)	Credit rating of debt securities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	1,539,833	12,978,467	7,025,246	21,543,546
AA- to AA+		1,662,905	2,634,819	753,221	5,050,945
A- to A+		2,866,086	2,247,214	131,292	5,244,592
BBB- to BBB+		569,706	1,095,902	—	1,665,608
Lower than BBB-		240,642	441,338	33,306	715,286
Unrated		200,283	635,558	69,052	904,893

	￦	7,079,455	20,033,298	8,012,117	35,124,870

	December 31, 2013
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	1,640,089	13,729,157	6,376,540	21,745,786
AA- to AA+		1,585,343	3,799,023	791,398	6,175,764
A- to A+		2,272,927	1,719,726	109,147	4,101,800
BBB- to BBB+		435,735	894,125	—	1,329,860
Lower than BBB-		264,861	418,568	23,305	706,734
Unrated		275,038	672,154	133,230	1,080,422

	￦	6,473,993	21,232,753	7,433,620	35,140,366

ii)	The credit qualities of securities debt securities according to the credit ratings by external rating agencies were as follows:

	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d)	Credit rating (continued)

iii)	Credit status of debt securities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Neither past due nor impaired	￦	35,124,870	35,140,366
Impaired		—	—

	￦	35,124,870	35,140,366

(e)	Assets acquired through foreclosures amounting to ￦2,585 million, ￦6,074 million were classified as Non-current assets held for sale as of December 31, 2014 and 2013, respectively.

(f)	Concentration by geographic location

An analysis of concentration by geographic location for financial assets including due from banks and loans, net of allowance, as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	3,045,693	906,217	367,693	345,781	2,589,456	2,075,561	9,330,401
Retail		86,216,060	263,905	784,022	56,376	44,733	275,790	87,640,886
Government		11,076,342	115,845	73,475	80,516	540,175	63,868	11,950,221
Corporate		83,114,294	1,328,807	1,480,465	1,292,578	2,664,495	2,886,293	92,766,932
Card		16,531	1,132	—	8,322	3	11	25,999

		183,468,920	2,615,906	2,705,655	1,783,573	5,838,862	5,301,523	201,714,439

Trading assets		7,069,987	—	—	—	9,468	224,556	7,304,011
Available-for-sale financial assets		19,235,556	179,092	37,005	416,632	29,669	135,344	20,033,298
Held-to-maturity financial assets		7,878,556	22,257	23,137	22,031	54,860	11,276	8,012,117

	￦	217,653,019	2,817,255	2,765,797	2,222,236	5,932,859	5,672,699	237,063,865

	December 31, 2013
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	3,508,804	1,182,001	203,537	99,266	2,975,472	2,350,557	10,319,637
Retail		79,247,913	230,170	226,804	30,824	23,551	225,591	79,984,853
Government		8,637,464	222,567	141,928	39,176	936	67,481	9,109,552
Corporate		76,987,699	1,269,030	1,640,359	935,088	1,892,132	2,352,562	85,076,870
Card		35,724	1,276	4	2,268	—	6	39,278

		168,417,604	2,905,044	2,212,632	1,106,622	4,892,091	4,996,197	184,530,190

Trading assets		6,473,993	—	—	—	—	76,337	6,550,330
Available-for-sale financial assets		20,417,269	299,227	—	373,060	5,106	138,091	21,232,753
Held-to-maturity financial assets		7,294,783	1,133	50,408	10,450	63,991	12,855	7,433,620

	￦	202,603,649	3,205,404	2,263,040	1,490,132	4,961,188	5,223,480	219,746,893

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(g)	Concentration by industry sector

An analysis of concentration by industry sector for financial assets including due from banks and loans, net of allowance, as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	7,409,760	2,246	—	187,727	1,730,668	—	9,330,401
Retail		—	—	—	—	—	87,640,886	87,640,886
Government		11,198,476	—	—	—	751,745	—	11,950,221
Corporate		2,231,685	35,173,585	12,923,930	16,296,477	26,141,255	—	92,766,932
Card		—	—	—	—	—	25,999	25,999

		20,839,921	35,175,831	12,923,930	16,484,204	28,623,668	87,666,885	201,714,439

Trading assets		4,035,691	421,339	410,638	644,759	1,791,584	—	7,304,011
Available-for-sale financial assets		14,477,248	829,423	102,049	624,394	4,000,184	—	20,033,298
Held-to-maturity financial assets		1,915,165	49,915	—	92,226	5,954,811	—	8,012,117

	￦	41,268,025	36,476,508	13,436,617	17,845,583	40,370,247	87,666,885	237,063,865

	December 31, 2013
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	8,232,502	—	—	114,037	1,973,098	—	10,319,637
Retail		—	—	—	—	—	79,984,853	79,984,853
Government		8,910,132	—	—	—	199,420	—	9,109,552
Corporate		1,904,015	31,347,060	12,047,979	14,538,327	25,239,489	—	85,076,870
Card		—	—	—	—	—	39,278	39,278

		19,046,649	31,347,060	12,047,979	14,652,364	27,412,007	80,024,131	184,530,190

Trading assets		3,612,013	603,954	228,176	536,200	1,569,987	—	6,550,330
Available-for-sale financial assets		15,267,484	755,954	110,571	644,268	4,454,476	—	21,232,753
Held-to-maturity financial assets		2,140,945	26,448	—	168,702	5,097,525	—	7,433,620

	￦	40,067,091	32,733,416	12,386,726	16,001,534	38,533,995	80,024,131	219,746,893

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Financial risk management (continued)

4-2.	Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, foreign exchange rates, etc, will affect the Group’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc, and non-trading position is mainly exposed to interest rates. The Group separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Group’s Asset & Liability Management Committee (“ALM Committee”). The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the ALM Committee and for the day-to-day review of their implementation. The ALM Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk. The Risk Management Department monitors operation departments and reports regularly to the ALM Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Group is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee. The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a)	Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Group’s risk management parameters. Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes. These risk management processes enable the Group to manage the scale of potential losses within a certain range when a crisis occurs.

i)	Measurement method on market risk arising from trading position

The principal tool used to measure and control market risk exposure within the Group’s trading position is VaR. The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level). The Group measures market risk based on 99% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique. However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data. The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature. VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(a)	Market risk management of trading positions (continued)

The Group directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position. The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter. The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually. VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii)	VaR of trading position

An analysis of trading position VaR for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	17,302	25,863	8,721	13,414
Equity risk		4,333	7,362	2,493	3,442
Foreign currency risk(*)		43,872	54,355	34,928	49,372
Volatility risk		161	259	66	66
Covariance		(18,668)	(32,344)	(5,246)	(13,268)

	￦	47,000	55,495	40,962	53,026

	2013
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	21,604	28,670	14,413	25,136
Equity risk		5,677	13,250	2,737	7,341
Foreign currency risk(*)		45,176	50,933	41,554	43,993
Volatility risk		278	350	198	208
Covariance		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

(*)	The Group measured foreign currency risk arising from trading position and non-trading position.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(b)	Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Group measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income. Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The ALM Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

i)	Measurement method on market risk arising from non-trading position

The Group measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA). The Group also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

The Group measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by Bank for International Settlements (“BIS”).

ii)	Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31,2013
Interest rate VaR	￦	695,044	415,700
Interest rate EaR		313,619	356,453

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The ALM Committee oversees the Group’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Group’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Group’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Group’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY). Other foreign currencies are narrowly traded.

Foreign currency denominated assets and liabilities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,554,830	796,296	96,725	1,687,069	677,811	4,812,731
Trading assets		—	—	—	—	224,556	224,556
Derivative assets		126,925	100	5,205	1,418	158	133,806
Loans		14,237,836	4,218,682	929,165	2,304,384	2,345,771	24,035,838
Available-for-sale financial assets		879,538	41,160	4,143	—	536,891	1,461,732
Held-to-maturity financial assets		73	180,191	—	51,180	38,326	269,770
Other financial assets		1,796,229	213,903	33,864	279,412	116,841	2,440,249

		18,595,431	5,450,332	1,069,102	4,323,463	3,940,354	33,378,682

Liabilities
Deposits		7,314,969	4,548,496	344,351	3,004,043	2,322,394	17,534,253
Trading liabilities		—	—	—	—	428,936	428,936
Derivative liabilities		68,522	72,628	366	916	77	142,509
Borrowings		5,225,495	261,139	511,723	387,367	261,128	6,646,852
Debt securities issued		3,069,650	585,209	—	—	389,648	4,044,507
Other financial liabilities		1,908,888	129,655	103,272	436,379	182,812	2,761,006

		17,587,524	5,597,127	959,712	3,828,705	3,584,995	31,558,063

Net assets (liabilities)		1,007,907	(146,795)	109,390	494,758	355,359	1,820,619
Off-balance
Derivative exposures		(418,456)	136,614	(41,958)	(117,920)	136,402	(305,318)

Net position	￦	589,451	(10,181)	67,432	376,838	491,761	1,515,301

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk (continued)

	December 31, 2013
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	2,188,833	1,233,478	85,314	1,460,395	436,166	5,404,186
Trading assets		—	—	—	—	76,337	76,337
Derivative assets		188,330	34	7,864	397	1,871	198,496
Loans		11,393,740	4,075,431	1,088,485	1,777,469	2,045,999	20,381,124
Available-for-sale financial assets		855,333	6,399	13,508	5,106	522,868	1,403,214
Held-to-maturity financial assets		1,133	294,027	—	63,991	28,251	387,402
Other financial assets		1,305,838	348,469	105,359	43,322	112,102	1,915,090

		15,933,207	5,957,838	1,300,530	3,350,680	3,223,594	29,765,849

Liabilities
Deposits		6,428,513	5,279,307	312,076	2,492,749	1,811,457	16,324,102
Trading liabilities		—	—	—	—	398,596	398,596
Derivative liabilities		130,605	46,114	—	2,901	1,862	181,482
Borrowings		4,072,632	420,004	505,242	228,988	221,460	5,448,326
Debt securities issued		2,534,654	653,029	—	104,292	507,813	3,799,788
Other financial liabilities		1,108,073	309,024	374,696	170,065	318,366	2,280,224

		14,274,477	6,707,478	1,192,014	2,998,995	3,259,554	28,432,518

Net assets (liabilities)		1,658,730	(749,640)	108,516	351,685	(35,960)	1,333,331
Off-balance
Derivative exposures		(958,171)	756,302	(113,311)	52,451	301,954	39,225

Net position	￦	700,559	6,662	(4,795)	404,136	265,994	1,372,556

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Financial risk management (continued)

4-3.	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The ALM Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Group’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Group applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Group’s cash flows of financial assets and financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows. Since the effect of the discount is not important for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	14,403,576	751,768	414,544	309,024	35,555	—	15,914,467
Trading assets		8,316,341	—	—	—	—	—	8,316,341
Derivative assets		1,299,123	264,459	85,066	120,408	255,611	50,797	2,075,464
Loans		19,077,637	23,946,375	30,703,857	46,783,276	45,082,527	46,401,285	211,994,957
Available-for-sale financial assets		21,518,374	—	—	—	—	845,238	22,363,612
Held-to-maturity financial assets		126,238	545,926	267,173	975,791	6,163,264	1,079,096	9,157,488
Other financial assets		4,791,485	—	—	—	3,345,138	—	8,136,623

	￦	69,532,774	25,508,528	31,470,640	48,188,499	54,882,095	48,376,416	277,958,952

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	—	—	—	6,478	—	6,478
Deposits		90,600,157	22,009,320	27,033,455	41,581,709	11,221,657	3,652,814	196,099,112
Trading liabilities		428,936	—	—	—	—	—	428,936
Derivative liabilities		1,230,421	24,644	27,272	56,291	350,109	433,058	2,121,795
Borrowings		4,322,011	1,842,747	1,717,968	1,497,262	3,102,363	548,389	13,030,740
Debt securities issued		344,793	1,445,809	2,195,326	3,898,623	8,396,824	2,173,506	18,454,881
Other financial liabilities		13,523,535	—	—	—	120,006	—	13,643,541

	￦	110,449,853	25,322,520	30,974,021	47,033,885	23,197,437	6,807,767	243,785,483

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

	December 31, 2013
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	11,042,109	588,946	489,874	323,294	20,361	—	12,464,584
Trading assets		7,519,765	—	—	—	—	—	7,519,765
Derivative assets		1,423,032	308,026	60,241	123,365	666,459	736,877	3,318,000
Loans		19,695,885	22,601,117	27,932,644	42,576,196	43,359,022	42,459,631	198,624,495
Available-for-sale financial assets		22,569,081	—	—	—	—	1,524,005	24,093,086
Held-to-maturity financial assets		152,963	840,028	185,153	1,650,112	5,406,412	258,459	8,493,127
Other financial assets		3,337,429	—	—	—	3,688,710	—	7,026,139

	￦	65,740,264	24,338,117	28,667,912	44,672,967	53,140,964	44,978,972	261,539,196

Liabilities
Deposits	￦	79,794,983	20,255,842	25,316,676	42,643,541	10,509,105	2,864,199	181,384,346
Trading liabilities		398,596	—	—	—	—	—	398,596
Derivative liabilities		1,269,690	46,717	42,157	64,830	379,475	416,179	2,219,048
Borrowings		2,683,168	1,418,140	1,675,192	1,349,509	2,696,970	496,252	10,319,231
Debt securities issued		591,117	1,533,444	1,768,509	2,587,669	9,524,727	4,642,638	20,648,104
Other financial liabilities		11,935,298	—	—	—	138,934	—	12,074,232

	￦	96,672,852	23,254,143	28,802,534	46,645,549	23,249,211	8,419,268	227,043,557

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	The undiscounted cash flows were classified based on the earliest dates for obligation repayment. Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1month

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off balance items as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Financial guarantee contracts	￦	3,069,507	2,392,517
Loan commitments and others		73,608,486	74,158,883

	￦	76,677,993	76,551,400

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Financial risk management (continued)

4-4.	Measurement of fair value

The fair value which the Group primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. The Group uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i)	Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
(ii)	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
(iii)	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i)	The table below analyzes financial instruments measured at the fair value as of December 31, 2014 and 2013 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	428,351	6,651,104	—	7,079,455
Equity securities		61,281	951,049	—	1,012,330
Gold deposits		224,556	—	—	224,556
Derivative assets:
Trading		—	1,174,220	17,673	1,191,893
Hedging		—	55,930	61,271	117,201
Available-for-sale financial assets:
Debt securities		6,789,894	13,243,404	—	20,033,298
Equity securities		1,083,754	166,579	1,079,981	2,330,314

	￦	8,587,836	22,242,286	1,158,925	31,989,047

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Deposits	￦	—	—	6,139	6,139
Trading liabilities:
Gold deposits		428,936	—	—	428,936
Derivative liabilities:
Trading		—	1,199,547	5,668	1,205,215
Hedging		—	22,460	28,763	51,223

	￦	428,936	1,222,007	40,570	1,691,513

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2013
	Level 1		Level 2	Level 3	Total
Assets
Trading assets:
Debt securities	￦	384,481	6,089,512	—	6,473,993
Equity securities		58,761	910,674	—	969,435
Gold deposits		76,337	—	—	76,337
Derivative assets:
Trading		10	1,279,799	25,973	1,305,782
Hedging		—	100,615	51,597	152,212
Available-for-sale financial assets:
Debt securities		6,716,965	14,515,788	—	21,232,753
Equity securities		1,661,792	103,697	1,094,844	2,860,333

	￦	8,898,346	23,000,085	1,172,414	33,070,845

Liabilities
Trading liabilities:
Gold deposits	￦	398,596	—	—	398,596
Derivative liabilities:
Trading		—	1,220,070	22,581	1,242,651
Hedging		—	44,183	191,345	235,528

	￦	398,596	1,264,253	213,926	1,876,775

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii)	There was no transfer between level 1 and level 2 for the years ended December 31, 2014 and 2013.

iii)	Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	1,094,844	(136,356)	—	958,488
Total gain or loss:
Recognized in profit or loss(*1)		(115,451)	166,918	32	51,499
Recognized in other comprehensive income		112,403	—	—	112,403
Purchases		168,797	368	(6,623)	162,542
Settlements		(204,177)	13,635	452	(190,090)
Transfers out of level 3(*2)		(3,457)	(52)	—	(3,509)
Transfers into level 3(*2)		27,022	—	—	27,022

Ending balance	￦	1,079,981	44,513	(6,139)	1,118,355

	2013
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	1,353,163	21,182	—	1,374,345
Total gain or loss:
Recognized in profit or loss(*1)		(65,150)	(153,246)	—	(218,396)
Recognized in other comprehensive income		67,072	—	—	67,072
Purchases		115,563	(1,729)	—	113,834
Settlements		(215,177)	(2,563)	—	(217,740)
Transfers out of level 3(*2)		(319,077)	—	—	(319,077)
Transfers into level 3(*2)		158,450	—	—	158,450

Ending balance	￦	1,094,844	(136,356)	—	958,488

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

(*1)	Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2014 and 2013 are presented in the statement of comprehensive income as follows:

	2014			2013
	Gains or losses recognized in profit or loss		Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net trading income	￦	11,712	11,712	1,916	1,916
Gain on financial instruments designated at fair value through profit or loss		32	32	—	—
Net gain on sale of available-for-sale financial assets		24,625	—	45,868	—
Impairment loss on financial assets		(140,076)	(140,003)	(111,018)	(109,998)
Net other operating expenses		155,206	155,206	(155,162)	(155,162)

	￦	51,499	26,947	(218,396)	(263,244)

(*2)	These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed. The Bank recognized transfers between levels of the fair value hierarchy as of the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value of financial instruments

Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	￦	6,651,104	Discounted cash flow	Discount rate

	Equity securities		951,049	Net asset value	Price of underlying assets

			7,602,153

Derivative assets	Trading Hedging		1,174,220 55,930	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,230,150

Available-for-sale financial assets	Debt securities		13,243,404	Discounted cash flow	Discount rate

	Equity securities		166,579	Net asset value	Price of underlying assets

			13,409,983

		￦	22,242,286

Financial liabilities
Derivative liabilities	Trading Hedging	￦	1,199,547 22,460	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

		￦	1,222,007

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

December 31, 2013
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities Equity securities	￦	6,089,512 910,674	Discounted cash flow Net asset value	Discount rate Price of underlying assets

7,000,186

Derivative assets	Trading Hedging		1,279,799 100,615	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

1,380,414

Available-for-sale financial assets	Debt securities Equity securities		14,515,788 103,697	Discounted cash flow Net asset value	Discount rate Price of underlying assets

14,619,485

		￦	23,000,085

Financial liabilities
Derivative liabilities	Trading Hedging	￦	1,220,070 44,183	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

		￦	1,264,253

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	13,819	The volatility of the underlying asset	4.79%~32.73%
					Correlations	(0.06%)
	Option model(*)	Interest rates related		65,125	The volatility of the underlying asset	0.16%~0.64%
					Regression coefficient	0.00%~3.02%
					Correlations	12.16%~41.70%
Available-for-sale financial assets	Discounted cash flow	Equity securities		1,079,981	Discount rate	2.29%~17.84%
					Growth rate	0.00%~2.50%

			￦	1,158,925

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	6,139	The volatility of the underlying asset	22.08%~28.19%
					Correlations	34.00%
Derivative liabilities	Option model(*)	Equity and foreign exchange related		1,854	The volatility of the underlying asset	6.48%~35.57%
					Correlations	(0.06%)~0.23%
	Option model(*)	Interest rates related		32,577	The volatility of the underlying asset	0.16%~0.64%
					Regression coefficient	0.00%~3.02%
					Correlations	12.16%~41.70%

			￦	40,570

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2013
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	9,495	The volatility of the underlying asset	5.63%~24.61%
					Correlations	(34.85%)~(39.25%)
	Option model(*)	Interest rates related		68,075	The volatility of the underlying asset	0.44%~0.45%
					Regression coefficient	0.02%~2.05%
					Correlations	61.19%
Available-for-sale financial assets	Discounted cash flow	Equity securities		1,094,844	Discount rate Growth rate	2.86%~26.61% 0.00%

			￦	1,172,414

Financial liabilities
Derivative liabilities	Option model(*)	Equity and foreign exchange related	￦	802	The volatility of the underlying asset	5.63%~24.61%
					Correlations	(34.85%)~(39.25%)
	Option model(*)	Interest rates related		213,124	The volatility of the underlying asset	0.22%~0.51%
					Regression coefficient	0.00%~5.12%
					Correlations	27.02%~94.6%

			￦	213,926

(*)	Option model that the Bank uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

v)	Sensitivity to changes in unobservable inputs.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income as of December 31, 2014 and 2013 were as follows:

December 31, 2014
		Profit for the year			Other comprehensive income
Type of financial instrument		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	430	(329)	—	—
	Interest rates related		7,129	(12,929)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	157,385	(37,118)

		￦	7,559	(13,258)	157,385	(37,118)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	5	(5)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		97	(113)
	Interest rates related		6,853	(6,275)	—	—

		￦	6,955	(6,393)	—	—

December 31, 2013
		Profit for the year			Other comprehensive income
Type of financial instrument		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	165	(44)	—	—
	Interest rates related		1,721	(1,848)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	125,037	(42,633)

		￦	1,886	(1,882)	125,037	(42,633)

Derivative liabilities(*1)	Equity related	￦	44	(165)	—	—
	Interest rates related		15,062	(14,377)	—	—

		￦	15,106	(14,542)	—	—

(*1)	Based on 10% of increase or decrease in volatility of underlying assets or correlation
(*2)	Based on changes in growth rate (0%~1%) and discount rate ( -1%~1%)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost

i)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. Therefore, the book value for deposits approximates fair value.

Loans	The fair value of loans is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits and call money as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

ii)	The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash and cash equivalent	￦	2,471,103	—	—	2,471,103	2,471,103
Due from banks		13,412,669	—	(23,695)	13,388,974	13,388,974
Loans:
Household loans		80,221,735	235,085	(209,684)	80,247,136	81,035,996
Corporate loans		102,638,114	31,773	(1,347,043)	101,322,844	102,401,952
Public and other loans		2,092,730	1,361	(11,073)	2,083,018	2,095,248
Loans to bank		4,657,991	—	(11,524)	4,646,467	4,667,059
Card receivables		26,347	—	(347)	26,000	26,000
Held-to-maturity financial assets:
Government bonds		5,149,408	—	—	5,149,408	5,392,674
Financial institutions bonds		501,452	—	—	501,452	506,475
Corporate bonds and others		2,361,257	—	—	2,361,257	2,417,634
Other financial assets		8,136,623	(54,894)	(62,177)	8,019,552	8,074,498

	￦	221,669,429	213,325	(1,665,543)	220,217,211	222,477,613

Liabilities
Deposits:
Demand deposits	￦	68,342,432	—	—	68,342,432	68,342,432
Time deposits		114,192,938	—	—	114,192,938	114,517,158
Negotiable certificates of deposits		2,145,645	—	—	2,145,645	2,153,581
Note discount deposits		3,241,082	—	—	3,241,082	3,240,906
CMA(*)		1,682,610	—	—	1,682,610	1,682,610
Others		35,165	—	—	35,165	35,173
Borrowings:
Call money		1,782,736	—	—	1,782,736	1,782,736
Bill sold		31,059	—	—	31,059	30,934
Bonds sold under repurchase agreements		376,709	—	—	376,709	376,709
Borrowings		10,536,642	(1,504)	—	10,535,138	10,578,970
Due to Bank of Korea in foreign currency		77,179	—	—	77,179	77,179
Debt securities issued:
Debt securities issued in won		12,576,406	(26,825)	—	12,549,581	12,856,874
Debt securities issued in foreign currency		4,044,507	(12,680)	—	4,031,827	4,140,691
Other financial liabilities		13,675,982	(2,296)	—	13,673,686	13,648,516

	￦	232,741,092	(43,305)	—	232,697,787	233,464,469

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

	December 31, 2013
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash and cash equivalent	￦	2,589,117	—	—	2,589,117	2,589,117
Due from banks		9,852,490	—	(11,644)	9,840,846	9,840,846
Loans:
Household loans		73,031,842	189,106	(193,242)	73,027,706	72,909,139
Corporate loans		94,415,522	62,406	(1,399,472)	93,078,456	94,132,989
Public and other loans		2,479,154	1,778	(10,304)	2,470,628	2,484,788
Loans to bank		6,078,034	—	(4,758)	6,073,276	6,081,699
Card receivables		39,531	—	(253)	39,278	39,531
Held-to-maturity financial assets:
Government bonds		4,259,467	—	—	4,259,467	4,447,334
Financial institutions bonds		653,277	—	—	653,277	659,748
Corporate bonds and others		2,520,876	—	—	2,520,876	2,561,070
Other financial assets		7,025,813	(66,156)	(58,426)	6,901,231	6,950,939

	￦	202,945,123	187,134	(1,678,099)	201,454,158	202,697,200

Liabilities
Deposits:
Demand deposits	￦	58,506,868	—	—	58,506,868	58,506,868
Time deposits		110,265,529	—	—	110,265,529	110,218,994
Negotiable certificates of deposits		1,781,684	—	—	1,781,684	1,805,452
Note discount deposits		3,132,185	—	—	3,132,185	3,131,971
CMA(*)		1,291,588	—	—	1,291,588	1,291,588
Others		42,578	—	—	42,578	42,587
Borrowings:
Call money		318,360	—	—	318,360	318,360
Bill sold		28,631	—	—	28,631	28,524
Bonds sold under repurchase agreements		344,632	—	—	344,632	344,632
Borrowings		9,285,395	(1,994)	—	9,283,401	9,291,803
Due to Bank of Korea in foreign currency		94,315	—	—	94,315	94,315
Debt securities issued:
Debt securities issued in won		13,992,700	(37,752)	—	13,954,948	14,072,870
Debt securities issued in foreign currency		3,799,788	(15,081)	—	3,784,707	3,858,418
Other financial liabilities		12,100,640	(2,642)	—	12,097,998	12,068,342

	￦	214,984,893	(57,469)	—	214,927,424	215,074,724

(*)	CMA: Cash management account deposits

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

iii)	The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statement of financial position as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash and cash equivalent	￦	2,471,103	—	—	2,471,103
Due from banks		—	13,388,974	—	13,388,974
Loans:
Household loans		—	—	81,035,996	81,035,996
Corporate loans		—	—	102,401,952	102,401,952
Public and other loans		—	—	2,095,248	2,095,248
Loans to bank		—	2,959,108	1,707,951	4,667,059
Card receivables		—	—	26,000	26,000
Held-to-maturity financial assets:
Government bonds		2,329,136	3,063,538	—	5,392,674
Financial institutions bonds		120,885	385,590	—	506,475
Corporate bonds and others		—	2,417,634	—	2,417,634
Other financial assets		—	5,841,425	2,233,073	8,074,498

	￦	4,921,124	28,056,269	189,500,220	222,477,613

Liabilities
Deposits:
Demand deposits	￦	—	68,342,432	—	68,342,432
Time deposits		—	—	114,517,158	114,517,158
Negotiable certificates of deposits		—	—	2,153,581	2,153,581
Note discount deposits		—	—	3,240,906	3,240,906
CMA(*)		—	1,682,610	—	1,682,610
Others		—	—	35,173	35,173
Borrowings:
Call money		—	1,782,736	—	1,782,736
Bill sold		—	—	30,934	30,934
Bonds sold under repurchase agreements		—	—	376,709	376,709
Borrowings		—	—	10,578,970	10,578,970
Due to Bank of Korea in foreign currency		—	—	77,179	77,179
Debt securities issued:
Debt securities issued in won		—	10,186,912	2,669,962	12,856,874
Debt securities issued in foreign currency		—	4,140,691	—	4,140,691
Other financial liabilities		—	5,189,080	8,459,436	13,648,516

	￦	—	91,324,461	142,140,008	233,464,469

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

	December 31, 2013
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash and cash equivalent	￦	2,589,117	—	—	2,589,117
Due from banks		—	9,840,846	—	9,840,846
Loans:
Household loans		—	—	72,909,139	72,909,139
Corporate loans		—	—	94,132,989	94,132,989
Public and other loans		—	—	2,484,788	2,484,788
Loans to bank		—	4,843,106	1,238,593	6,081,699
Card receivables		—	—	39,531	39,531
Held-to-maturity financial assets:
Government bonds		2,382,547	2,064,787	—	4,447,334
Financial institutions bonds		100,166	559,582	—	659,748
Corporate bonds and others		—	2,561,070	—	2,561,070
Other financial assets		—	4,571,823	2,379,116	6,950,939

	￦	5,071,830	24,441,214	173,184,156	202,697,200

Liabilities
Deposits:
Demand deposits	￦	—	58,506,868	—	58,506,868
Time deposits		—	—	110,218,994	110,218,994
Negotiable certificates of deposits		—	—	1,805,452	1,805,452
Note discount deposits		—	—	3,131,971	3,131,971
CMA(*)		—	1,291,588	—	1,291,588
Others		—	—	42,587	42,587
Borrowings:
Call money		—	318,360	—	318,360
Bill sold		—	—	28,524	28,524
Bonds sold under repurchase agreements		—	—	344,632	344,632
Borrowings		—	—	9,291,803	9,291,803
Due to Bank of Korea in foreign currency		—	—	94,315	94,315
Debt securities issued:
Debt securities issued in won		—	12,144,888	1,927,982	14,072,870
Debt securities issued in foreign currency		—	3,858,418	—	3,858,418
Other financial liabilities		—	3,159,821	8,908,521	12,068,342

	￦	—	79,279,943	135,794,781	215,074,724

(*)	CMA: Cash management account deposits

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

iv)	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2014 and 2013 were as follows.

	December 31, 2014
Level	Type	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	5,866,762	Discounted cash flow	Discount rate
Level 3	Loans		187,267,147		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,233,073		Discount rate

		￦	195,366,982

Level 2	Debt securities issued	￦	14,327,603	Discounted cash flow	Discount rate
Level 3	Deposits		119,395,308		Discount rate
	Borrowing		5,995,820		Discount rate
	Debt securities issued		2,669,962		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		8,459,436		Discount rate

		￦	150,848,129

	December 31, 2013
Level	Type	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	5,185,439	Discounted cash flow	Discount rate
Level 3	Loans		170,805,040		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,379,116		Discount rate

		￦	178,369,595

Level 2	Debt securities issued	￦	16,003,306	Discounted cash flow	Discount rate
Level 3	Deposits		114,674,453		Discount rate
	Borrowing		5,638,607		Discount rate
	Debt securities issued		1,927,982		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		8,908,521		Discount rate

		￦	147,152,869

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(c)	Deferred day one gain or loss for the year ended December 31, 2014 was as follows:

Beginning balance		Deferred	Amortization	Ending balance
￦	—	6	(5)	1

(*)	There was no deferred day one gain or loss for the year ended December 31, 2013.

(d)	Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs were measured in accordance with the Group’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	13,388,974	—	13,388,974
Trading assets		8,316,341	—	—	—	—	8,316,341
Derivatives		1,191,894	—	—	—	117,200	1,309,094
Loans		—	—	—	188,325,465	—	188,325,465
Available-for-sale financial assets		—	22,363,612	—	—	—	22,363,612
Held-to-maturity financial assets		—	—	8,012,117	—	—	8,012,117
Other financial assets		—	—	—	8,019,552	—	8,019,552

	￦	9,508,235	22,363,612	8,012,117	209,733,991	117,200	249,735,155

	December 31, 2014
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	￦	—	—	189,639,872	—	189,639,872
Trading liabilities		428,936	—	—	—	428,936
Financial liabilities designated at fair value through profit or loss		—	6,139	—	—	6,139
Derivatives		1,205,215	—	—	51,223	1,256,438
Borrowings		—	—	12,802,821	—	12,802,821
Debt securities issued		—	—	16,581,408	—	16,581,408
Other financial liabilities		—	—	13,673,686	—	13,673,686

	￦	1,634,151	6,139	232,697,787	51,223	234,389,300

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments (continued)

	December 31, 2013
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	9,840,846	—	9,840,846
Trading assets		7,519,765	—	—	—	—	7,519,765
Derivatives		1,305,782	—	—	—	152,212	1,457,994
Loans		—	—	—	174,689,344	—	174,689,344
Available-for-sale financial assets		—	24,093,086	—	—	—	24,093,086
Held-to-maturity financial assets		—	—	7,433,620	—	—	7,433,620
Other financial assets		—	—	—	6,901,231	—	6,901,231

	￦	8,825,547	24,093,086	7,433,620	191,431,421	152,212	231,935,886

	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	￦	—	175,020,432	—	175,020,432
Trading liabilities		398,596	—	—	398,596
Derivatives		1,242,651	—	235,528	1,478,179
Borrowings		—	10,069,339	—	10,069,339
Debt securities issued		—	17,739,655	—	17,739,655
Other financial liabilities		—	12,097,998	—	12,097,998

	￦	1,641,247	214,927,424	235,528	216,804,199

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(e)	Financial instruments income and costs by category for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	205,994	4,408	—	(33,618)	176,784	—
Available-for-sale financial assets		596,681	—	(220,286)	510,834	887,229	84,183
Held-to-maturity financial assets		333,114	—	—	—	333,114	—
Loans and receivables		7,377,527	143,279	(463,724)	26,356	7,083,438	—
Trading liabilities		—	(10)	—	—	(10)	—
Financial liabilities designated at fair value through profit or loss		—	—	—	34	34	—
Financial liabilities measured at amortized cost		(4,146,183)	(8)	—	(153,772)	(4,299,963)	20,754
Net derivatives held for hedging		—	—	—	166,812	166,812	(5,133)

	￦	4,367,133	147,669	(684,010)	516,646	4,347,438	99,804

	2013
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	214,490	5,799	—	(41,508)	178,781	—
Available-for-sale financial assets		756,983	—	(203,584)	122,287	675,686	(401,960)
Held-to-maturity financial assets		380,286	—	—	—	380,286	—
Loans and receivables		7,735,614	130,857	(673,744)	56,080	7,248,807	—
Trading liabilities		—	(88)	—	—	(88)	—
Financial liabilities measured at amortized cost		(4,736,825)	(5)	—	264,695	(4,472,135)	70,933
Net derivatives held for hedging		—	—	—	(263,206)	(263,206)	98

	￦	4,350,548	136,563	(877,328)	138,348	3,748,131	(330,929)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Financial risk management (continued)

4-5.	Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning in December 2013. Under these regulations, all domestic banks including the Group were required to maintain a capital adequacy ratio of 8% and report whether the Group meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

 Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income and other disclosed reserves, and non-controlling interests that meet certain criteria.

‚Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

The capital adequacy ratio of the Group is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets. Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not. Economic capital is totalled taking into account in type of the risk (credit, market, operation, interest rate, liquidity and concentration).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-5.	Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2014 and 2013 were as follows:

Category	December 31, 2014		December 31, 2013
Capital:
Common equity Tier 1 capital	￦	16,999,542	16,130,379
Additional Tier 1 capital		1,102,256	1,891,004

Tier 1 capital		18,101,798	18,021,383
Tier 2 capital		2,845,616	3,035,709

	￦	20,947,414	21,057,092

Total risk-weighted assets	￦	135,714,810	129,276,682

Capital adequacy ratio:
Common equity		12.53%	12.48%
Tier 1 capital adequacy ratio		13.34%	13.94%
Tier 2 capital adequacy ratio		2.10%	2.35%

Total capital ratio		15.43%	16.29%

The Group maintains the total capital ratio of 8% or above, Tier 1 capital ratio of 5.5% or above, and common equity capital ratio of 4.0% or above as described in the above table.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-6.	The transaction as a transfer of financial instrument

(a)	Transfers financial assets that were not derecognized

i)	Bonds sold under repurchase agreements as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Transferred asset:
Available-for-sale financial assets	￦	130,333	131,504
Held-to-maturity financial assets		375,396	262,225

	￦	505,729	393,729

Associated liabilities:
Bonds sold under repurchase agreements	￦	376,709	331,511

ii)	Securities loaned as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013	Lender
Government bonds	￦	345,020	100,149	Korea Securities Finance Corp., Mitsui Sumitomo and others.
Financial institutions bonds		140,239	—	Korea Securities Finance Corp.

	￦	485,259	100,149

(b)	Qualify for derecognition and continuing involvement in financial assets

There are no financial assets that meets the conditions of the derecognition and in which the Group has continuing involvement as of December 31, 2014 and 2013.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Gross amounts of recognized		Gross amounts of recognized financial assets and liabilities set off in the	Net amounts of financial assets and liabilities presented in the	Related amounts not set off in the statement of financial position
	financial assets and liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,307,295	—	1,307,295	4,628,608	21,696	724,582
Other financial assets(*1)		4,067,591	—	4,067,591
Bonds sold under repurchase agreements related collateral of securities(*2)		505,729	—	505,729	376,709	—	129,020
Bonds purchased under resale agreement (Loans)(*2)		2,372,983	—	2,372,983	2,372,983	—	—
Securities lent(*2)		485,259	—	485,259	485,259	—	—
Domestic exchange settlements receivables(*3)		24,467,356	22,400,331	2,067,025	—	—	2,067,025
Receivables from disposal of securities, etc(*4)		4,649	316	4,333	4,333	—	—

	￦	33,210,862	22,400,647	10,810,215	7,867,892	21,696	2,920,627

Financial liabilities
Derivative liabilities(*1)	￦	1,174,494	—	1,174,494	4,597,194	—	310,620
Other financial liabilities(*1)		3,733,320	—	3,733,320
Bonds sold under repurchase agreements (Borrowings)(*2)		376,709	—	376,709	376,709	—	—
Domestic exchange settlement payables(*3)		23,830,425	22,400,331	1,430,094	1,430,094	—	—
Payable from purchase of securities, etc(*4)		552	316	236	236	—	—

	￦	29,115,500	22,400,647	6,714,853	6,404,233	—	310,620

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities (continued)

	December 31, 2013
	Gross amounts of recognized		Gross amounts of recognized financial assets and liabilities set off in the	Net amounts of financial assets and liabilities presented in the	Related amounts not set off in the statement of financial position
	financial assets and liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,456,041	—	1,456,041	2,961,044	22,425	943,369
Other financial assets(*1)		2,470,797	—	2,470,797
Bonds sold under repurchase agreements related collateral of securities(*2)		393,729	—	393,729	331,511	—	62,218
Bonds purchased under resale agreement (Loans)(*2)		2,729,539	—	2,729,539	2,729,539	—	—
Securities lent(*2)		100,149	—	100,149	100,149	—	—
Domestic exchange settlements receivables(*3)		23,272,502	20,939,147	2,333,355	—	—	2,333,355
Receivables from disposal of securities(*4)		164	164	—	—	—	—

	￦	30,422,921	20,939,311	9,483,610	6,122,243	22,425	3,338,942

Financial liabilities
Derivative liabilities(*1)	￦	1,410,753	—	1,410,753	2,974,169	—	567,026
Other financial liabilities(*1)		2,130,442	—	2,130,442
Bonds sold under repurchase agreements (Borrowings)(*2)		331,511	—	331,511	331,511	—	—
Domestic exchange settlement payables(*3)		21,811,694	20,939,147	872,547	872,547	—	—
Payables from purchase of securities(*4)		9,161	164	8,997	—	—	8,997

	￦	25,693,561	20,939,311	4,754,250	4,178,227	—	576,023

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘central counterparty(CCP) system’ is included in the amount as of December 31, 2014.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

5.	Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes a provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

5.	Significant estimate and judgment (continued)

(d)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

6.	Operating segments

(a)	The general descriptions of the Group’s operating segments as of December 31, 2014 and 2013 were as follows:

The Group has 4 reportable segments which are strategic business units. Each of these segments is providing different services and managed separately.

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.

Corporate banking and treasury

Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking.

Treasury management, trading of securities and derivatives, investment portfolio management and other related businesses.

International group	Supervision of overseas subsidiaries and branch operations and other international businesses.

Other	Administration of bank operations and Merchant Banking Account.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Operating segments (continued)

(b)	The following table provides information of financial performance of each operating segment for the years ended December 31, 2014 and 2013.

	2014
	Retail		Corporate and treasury	International group	Other	Consolidation adjustments	Total

Net interest income	￦	2,322,133	891,375	303,760	844,375	5,490	4,367,133
Net fees and commission income (expense)		559,987	258,368	54,670	(58,202)	(11,880)	802,943
Net other income (expense)		(2,332,246)	261,178	(226,501)	(1,060,616)	(14,495)	(3,372,680)

Operating income		549,874	1,410,921	131,929	(274,443)	(20,885)	1,797,396

Non-operating income (expenses), net		3,424	8,764	(1,529)	56,650	(40,717)	26,592
Share of profit of associates		—	—	—	—	11,808	11,808

Profit before income tax		553,298	1,419,685	130,400	(217,793)	(49,794)	1,835,796
Income tax expense		(112,752)	(288,840)	(32,398)	40,660	13,187	(380,143)

Profit for the year	￦	440,546	1,130,845	98,002	(177,133)	(36,607)	1,455,653

Attributable to:
Equity holder of the Bank	￦	440,546	1,130,845	98,002	(177,133)	(37,036)	1,455,224
Non-controlling interests		—	—	—	—	429	429

	￦	440,546	1,130,845	98,002	(177,133)	(36,607)	1,455,653

	2013
	Retail		Corporate and treasury	International group	Other	Consolidation adjustments	Total

Net interest income	￦	2,263,135	936,884	272,513	865,486	12,530	4,350,548
Net fees and commission income (expense)		548,278	232,673	49,547	(83,585)	1,987	748,900
Net other expense		(2,376,509)	(181,966)	(199,254)	(553,045)	(68,702)	(3,379,476)

Operating income		434,904	987,591	122,806	228,856	(54,185)	1,719,972

Non-operating income (expenses), net		6,837	5,053	(3,266)	(17,913)	(5,118)	(14,407)
Share of profit of associates		—	—	—	—	22,448	22,448

Profit before income tax		441,741	992,644	119,540	210,943	(36,855)	1,728,013
Income tax expense		(97,740)	(198,408)	(23,893)	(42,163)	7,367	(354,837)

Profit for the year	￦	344,001	794,236	95,647	168,780	(29,488)	1,373,176

Attributable to:
Equity holder of the Bank	￦	344,001	794,236	95,647	168,780	(29,647)	1,373,017
Non-controlling interests		—	—	—	—	159	159

	￦	344,001	794,236	95,647	168,780	(29,488)	1,373,176

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Operating segments (continued)

(c)	The following table provides information of net interest income of each operating segment from external consumers and net interest income (expenses) between operating segments for the years ended December 31, 2014 and 2013.

	2014
	Retail		Corporate and treasury	International group	Other	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	￦	2,460,147	1,345,604	307,124	254,258	—	4,367,133
Net interest income (expenses) between operating segments		(138,014)	(454,229)	(3,364)	590,117	5,490	—

	2013
	Retail		Corporate and treasury	International group	Other	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	￦	2,129,226	1,604,645	295,584	321,093	—	4,350,548
Net interest income (expenses) between operating segments		133,909	(667,761)	(23,071)	544,393	12,530	—

(d)	Financial information of geographical area

i)	The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2014 and 2013.

	Operating revenue			Operating expense		Operating income
	2014		2013	2014	2013	2014	2013
Domestic	￦	13,160,486	14,701,712	11,529,609	13,101,685	1,630,877	1,600,027
Overseas		827,161	753,137	660,642	633,192	166,519	119,945

	￦	13,987,647	15,454,849	12,190,251	13,734,877	1,797,396	1,719,972

ii)	The following table provides information of non-current assets by geographical area as of December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
Domestic	￦	2,900,648	2,964,970
Overseas		54,352	58,862

	￦	2,955,000	3,023,832

(*)	Non-current assets as of December 31, 2014 and 2013 include property and equipment, intangible assets and investment properties.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

7.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013

Cash	￦	2,471,103	2,589,117

Deposits in won:
Reserve deposits		5,668,726	3,161,035
Others		3,303,910	1,688,503

		8,972,636	4,849,538

Deposits in foreign currency:
Deposits		2,532,297	2,710,857
Time deposits		1,899,087	1,888,172
Others		8,649	403,923

		4,440,033	5,002,952

Allowance for impairment		(23,695)	(11,644)

	￦	15,860,077	12,429,963

(b)	Restricted due from banks as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Deposits in won:
Reserve deposits	￦	5,668,726	3,161,035
Others		3,040,514	1,610,611

		8,709,240	4,771,646

Deposits in foreign currency:
Deposits		476,512	745,730
Time deposits		18,686	11,608
Others		1,230	3,100

		496,428	760,438

	￦	9,205,668	5,532,084

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

8.	Trading assets

Trading assets as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Debt securities:
Government	￦	336,669	256,077
Financial institutions		1,429,183	1,595,176
Corporate bonds		1,212,945	1,040,152
Bills bought		2,893,390	2,539,322
CMA		1,197,304	1,043,266
Other		9,964	—

		7,079,455	6,473,993

Equity securities:
Stocks		53,880	58,761
Beneficiary certificates		958,450	910,674

		1,012,330	969,435

Other:
Gold deposits		224,556	76,337

	￦	8,316,341	7,519,765

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

9.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013

Foreign currency related
Over the counter:
Currency forwards	￦	30,713,560	27,784,868
Currency swaps		14,267,372	14,293,641
Currency options		737,258	120,281

		45,718,190	42,198,790
Exchange traded:
Currency futures		87,936	—

		45,806,126	42,198,790

Interest rates related
Over the counter:
Interest rate swaps		46,015,652	67,212,192
Interest rate options		1,846,000	3,146,156

		47,861,652	70,358,348
Exchange traded:
Interest rate futures		—	203,906
Interest rate swaps(*)		3,664,800	—

		3,664,800	203,906

		51,526,452	70,562,254

Equity related
Over the counter:
Equity swaps		6,338	—
Equity options		719,064	1,103,702

		725,402	1,103,702
Exchange traded:
Equity futures		6,466	11,821
Equity options		—	2,675

		6,466	14,496

		731,868	1,118,198

Commodity related
Over the counter:
Commodity swaps and forwards		167,448	399,814
Commodity options		—	6,054

		167,448	405,868

Hedge
Fair value hedge:
Interest rate swaps		8,046,680	8,451,250

Net investment hedge:
Currency forwards		219,840	105,530

		8,266,520	8,556,780

	￦	106,498,414	122,841,890

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

9.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2014 and 2013 were as follows:

	December 31, 2014			December 31, 2013
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	￦	440,343	479,945	411,267	494,113
Currency swaps		248,298	270,522	428,257	351,547
Currency options		3,819	5,048	1,721	1,504

		692,460	755,515	841,245	847,164

Interest rates related
Over the counter:
Interest rate swaps		481,385	422,738	440,518	357,062
Interest rate options		9,395	16,615	12,824	16,932

		490,780	439,353	453,342	373,994

Equity related
Over the counter:
Equity swaps		—	35	—	—
Equity options		6,787	8,212	11,185	11,113

		6,787	8,247	11,185	11,113
Exchange traded:
Equity options		—	—	10	—

		6,787	8,247	11,195	11,113

Commodity related
Over the counter:
Commodity swaps and forwards		1,866	2,100	—	10,380

Hedge
Fair value hedge:
Interest rate swaps		116,854	47,616	152,212	235,387

Net investment hedge:
Currency forwards		347	3,607	—	141

		117,201	51,223	152,212	235,528

	￦	1,309,094	1,256,438	1,457,994	1,478,179

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

9.	Derivatives (continued)

(c)	Net gain (loss) on valuation of derivatives for the years ended December 31, 2014 and 2013 were as follows:

	2014			2013
	Gain		Loss	Gain	Loss
Foreign currency
Over the counter:
Currency forwards	￦	404,872	441,668	326,769	453,822
Currency swaps		213,101	280,395	233,965	248,272
Currency options		3,821	3,259	1,357	855

		621,794	725,322	562,091	702,949

Interest rates
Over the counter:
Interest rate swaps		314,967	348,946	250,983	290,400
Interest rate options		5,368	6,788	6,856	3,313

		320,335	355,734	257,839	293,713

Equity
Over the counter:
Equity swaps		—	25	—	—
Equity options		4,129	5,308	8,222	13,557

		4,129	5,333	8,222	13,557

Commodity
Over the counter:
Commodity swaps and forwards		1,866	2,100	—	10,380
Commodity options		—	—	103	90

		1,866	2,100	103	10,470

Hedge
Fair value hedge:
Interest rate swaps		210,564	59,630	25,699	279,400
Net investment hedge:
Currency forwards		1,873	—	—	239

		212,437	59,630	25,699	279,639

	￦	1,160,561	1,148,119	853,954	1,300,328

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

9.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013

Hedged items	￦	(158,222)	257,544
Hedging instruments		166,812	(263,204)

	￦	8,590	(5,660)

(e)	Hedge of net investment in foreign operations

For some of net investments in foreign operations, the hedge accounting is applied. The gain or loss on the hedging instruments which is reflected to overseas operations translation for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Borrowings in foreign currency	￦	(2,066)	65,567
Debt securities issued in foreign currency		22,820	5,366
Currency swaps		(5,133)	98

	￦	15,621	71,031

10.	Loans

(a)	Details of loans as of December 31, 2014 and 2013 were as follows

	December 31, 2014		December 31, 2013
Household loans	￦	80,221,735	73,031,842
Corporate loans		102,638,114	94,415,522
Public and other		2,092,730	2,479,154
Loans to banks		4,657,991	6,078,034
Card receivables		26,347	39,531

		189,636,917	176,044,083
Deferred loan origination costs and fees		268,219	253,290

		189,905,136	176,297,373
Allowance for impairment		(1,579,671)	(1,608,029)

	￦	188,325,465	174,689,344

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

10.	Loans (continued)

(b)	Changes in the allowance for impairment for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Due from banks		Loans
			Household	Corporate	Other	Other assets	Total
Beginning balance	￦	11,644	193,242	1,399,472	15,315	58,426	1,678,099
Provision for (reversal of) allowance		12,051	146,527	297,917	(2,924)	10,153	463,724
Write-offs		—	(141,364)	(381,759)	(206)	(6,476)	(529,805)
Effect of discounting		—	—	(34,702)	—	—	(34,702)
Allowance related to loans transferred		—	(5,181)	(28,179)	(4)	—	(33,364)
Recoveries		—	16,460	158,694	10,763	344	186,261
Others(*)		—	—	(64,400)	—	(270)	(64,670)

Ending balance	￦	23,695	209,684	1,347,043	22,944	62,177	1,665,543

	2013
	Due from banks		Loans
			Household	Corporate	Other	Other assets	Total
Beginning balance	￦	4,455	267,176	1,468,188	25,168	61,944	1,826,931
Provision for (reversal of) allowance		7,189	136,515	536,185	(9,853)	3,708	673,744
Write-offs		—	(182,012)	(582,502)	—	(735)	(765,249)
Effect of discounting		—	—	(45,023)	—	—	(45,023)
Allowance related to loans transferred		—	(53,731)	(63,255)	—	—	(116,986)
Recoveries		—	25,294	127,668	—	132	153,094
Others(*)		—	—	(41,789)	—	(6,623)	(48,412)

Ending balance	￦	11,644	193,242	1,399,472	15,315	58,426	1,678,099

(*)	Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Beginning balance	￦	253,290	235,483
Loan originations		201,114	180,698
Amortization		(186,185)	(162,891)

Ending balance	￦	268,219	253,290

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

11.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Available-for-sale financial assets:
Debt securities:
Government bonds	￦	2,843,952	2,828,023
Financial institutions bonds		9,907,702	10,983,739
Corporate bonds and others		7,251,975	7,420,991
Others		29,669	—

		20,033,298	21,232,753

Equity securities(*):
Stocks		1,459,978	2,156,523
Equity investments		396,677	385,708
Beneficiary certificates		385,344	192,767
Others		88,315	125,335

		2,330,314	2,860,333

	￦	22,363,612	24,093,086

Held-to-maturity financial assets:
Debt securities:
Government bonds	￦	5,149,408	4,259,467
Financial institutions bonds		501,452	653,277
Corporate bonds and others		2,361,257	2,520,876

	￦	8,012,117	7,433,620

(*)	Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably are recorded at cost of ￦28,281 million, ￦27,606 million as of December 31, 2014 and 2013, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Gain on sale of available-for-sale financial assets	￦	447,496	551,362
Loss on sale of available-for-sale financial assets		(19,504)	(65,529)

	￦	427,992	485,833

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

12.	Property and equipment

(a)	Details of property and equipment as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,155,856	—	1,155,856
Buildings		789,246	(137,775)	651,471
Others		1,358,267	(1,129,475)	228,792

	￦	3,303,369	(1,267,250)	2,036,119

	December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Book value
Land	￦	1,262,137	—	—	1,262,137
Buildings		806,523	(110,996)	—	695,527
Others		1,417,580	(1,174,126)	(85)	243,369

	￦	3,486,240	(1,285,122)	(85)	2,201,033

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

12.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Land		Buildings	Others	Total
Beginning balance	￦	1,262,137	695,527	243,369	2,201,033
Acquisitions(*1,2)		57	26,605	109,568	136,230
Disposals and write-off(*1,3)		(48)	(2,553)	(21,493)	(24,094)
Depreciation		—	(30,605)	(102,000)	(132,605)
Amounts transferred from (to) investment properties		(109,199)	(38,615)	—	(147,814)
Amounts transferred to Non-current assets held for sale		2,890	306	—	3,196

Effects of foreign currency movements		19	806	(652)	173

Ending balance	￦	1,155,856	651,471	228,792	2,036,119

(*1)	￦4,054 million transferred from construction-in progress was included.
(*2)	￦3,897 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦1,520 million of loss on write-off was included.

	2013
	Land		Buildings	Others	Total
Beginning balance	￦	1,267,928	646,712	300,408	2,215,048
Acquisitions(*1,2)		368	144,434	184,753	329,555
Disposals and write-off(*3,4)		(2,672)	(2,127)	(138,923)	(143,722)
Impairment		—	—	(85)	(85)
Depreciation		—	(30,047)	(106,883)	(136,930)
Amounts transferred from (to) investment properties		456	(59,827)	—	(59,371)
Amounts transferred to Non-current assets held for sale		(3,752)	(2,526)	—	(6,278)

Effects of foreign currency movements		(191)	(1,092)	4,099	2,816

Ending balance	￦	1,262,137	695,527	243,369	2,201,033

(*1)	￦131,541 million transferred from construction-in progress was included.
(*2)	￦2,075 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦489 million of loss on write-off was included.
(*4)	￦132,758 million transferred from construction-in progress and intangible assets was included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

12.	Property and equipment (continued)

(c)	Insured assets and liability insurance as of December 31, 2014 were as follows:

Type of insurance	Insured assets	Amount covered		Insurance company
Comprehensive insurance for financial institutions	Cash	￦	20,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Property insurance	Buildings & properties for business purpose		1,096,689	Samsung Fire & Marine Insurance Co., Ltd., etc.
Theft insurance	Cash & securities		55,000	Samsung Fire & Marine Insurance Co., Ltd., etc
Compensation liability insurance for officers	-		50,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	-		500	Meritz Fire & Marine Insurance Co., Ltd., etc.

		￦	1,222,189

(*)	Besides the insurances listed above, the Group also maintained automobile liability insurance, medical insurance for employees, and casualty insurance protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

13.	Intangible assets

(a)	Changes in intangible assets for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Software		Development cost	Memberships	Other	Total
Beginning balance	￦	45,714	22,922	47,363	109,846	225,845
Acquisitions		12,185	1,430	3,936	9,977	27,528
Disposals and write-off		—	—	(2,861)	—	(2,861)
Impairment(*)		—	—	(547)	—	(547)
Amortization		(16,073)	(10,980)	—	(43,292)	(70,345)
Effects of foreign currency movements		622	—	23	2	647

Ending balance	￦	42,448	13,372	47,914	76,533	180,267

(*)	Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships. The Group recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets.

	2013
	Software		Development cost	Memberships	Others	Total
Beginning balance	￦	41,087	38,071	45,585	55,820	180,563
Acquisitions(*1)		21,164	222	4,875	89,687	115,948
Disposals and write-off(*2)		(600)	—	(1,417)	(8)	(2,025)
Impairment(*3)		—	—	(1,648)	—	(1,648)
Amortization		(15,629)	(15,371)	—	(35,657)	(66,657)
Effects of foreign currency movements		(308)	—	(32)	4	(336)

Ending balance	￦	45,714	22,922	47,363	109,846	225,845

(*1)	￦1,217 million transferred from construction-in-progress was included
(*2)	￦2 million of loss on write-off was included.
(*3)	Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships. The Group recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won, except for per share data)

14.	Investments in associates

(a)	Investments in associates as of December 31, 2014 and 2013 were as follows:

			Ownership (%)
Investees	Country	Reporting date	December 31, 2014	December 31, 2013
Aju Capital Co., Ltd.(*1,2,5)	Korea	September 30	12.85	12.85
Cardif Life Insurance(*1,3)	Korea	September 30	14.99	14.99
UAMCO., Ltd.	Korea	December 31	17.50	17.50
Pohang TechnoPark 2PFV(*2)	Korea	December 31	14.90	14.90
Daewontos Co., Ltd.(*1,4)	Korea	September 30	36.33	36.33
Inhee Co., Ltd.(*1,4)	Korea	September 30	15.36	15.36
DAEGY Electrical Construction., Ltd.(*1,4)	Korea	September 30	27.45	—
Kukdong Engineering & Construction Co., Ltd(*1,2,4)	Korea	September 30	14.30	—

(*1)	Financial statements as of September 30, 2014 were used for the equity method and significant transactions or events between September 30, 2014 and December 31, 2014 were properly considered.
(*2)	Although the ownership interests in Aju Capital Co., Ltd. and Pohang TechnoPark2PFV were less than 15%, the Group used the equity method of accounting as the Group has significant influence on electing board members who are able to influence the entities’ financial and operating policy decisions.
(*3)	Although the ownership interest in Cardif Life Insurance Co., Ltd. was less than 15%, the Group used the equity method of accounting as the Group has significant influence through substantive operating transactions.
(*4)	The Group previously acquired the shares of Daewontos Co., Ltd., Inhee Co., Ltd., DAEGY Electrical Construction., Ltd. & Kukdong Engineering & Construction Co., Ltd by debt-equity swap as a part of reorganization procedures where the Group’s voting right is restricted. As the reorganization procedures for Daewontos Co., Ltd., Inhee Co., Ltd., DAEGY Electrical Construction., Ltd. & Kukdong Engineering & Construction Co., Ltd were completed and voting right were restored during 2012, 2013 and 2014.
(*5)	The shares of Aju Capital Co., Ltd. were marketable investment securities and their market value was ￦47,624 million as of December 30, 2014 based on the quoted market price (￦6,440 per share) at that date.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

14.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2014 and 2013 were as follows:

	2014
Investees	Acquisition cost		Beginning balance	Acquisition (Redemption)	Share of profit of associates	Changes in accumulated other comprehensive income	Dividends received	Ending balance
Aju Capital Co., Ltd.	￦	36,971	28,228	—	3,438	(131)	(1,109)	30,426
Cardif Life Insurance Co., Ltd.		35,279	51,634	—	953	4,394	(84)	56,897
UAMCO., Ltd.		85,050	139,269	—	10,066	(56)	(35,041)	114,238
Pohang TechnoPark 2PFV		4,470	2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd		—	—	—	—	—	—	—
Inhee Co., Ltd.		—	362	—	170	—	—	532
DAEGY Electrical Construction., Ltd.		—	—	—	41	3	—	44
Kukdong Engineering & Construction Co., Ltd		9,092	—	9,092	(1,990)	56	—	7,158

	￦	170,862	222,340	9,092	11,808	4,266	(36,234)	211,272

	2013
Investees	Acquisition cost		Beginning balance	Acquisition (Redemption)	Share of profit of associates	Changes in accumulated other comprehensive income	Dividends received	Ending balance
Aju Capital Co., Ltd.	￦	36,971	29,654	—	568	(149)	(1,845)	28,228
Cardif Life Insurance Co., Ltd.		35,279	43,625	8,999	3,294	(4,284)	—	51,634
UAMCO., Ltd.		85,050	120,915	—	18,373	(19)	—	139,269
Shinhan Corporate Restructuring Fund 7th		—	13	(13)	—	—	—	—
Pohang TechnoPark 2PFV		4,470	2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd		—	122	—	(122)	—	—	—
Inhee Co., Ltd.		—	—	—	383	(21)	—	362

	￦	161,770	197,224	8,986	22,448	(4,473)	(1,845)	222,340

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

14.	Investments in associates (continued)

(c)	The condensed financial statements of associates as of December 31, 2014 and 2013 were as follows:

Investees	December 31, 2014
	Assets		Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Aju Capital Co., Ltd.	￦	6,428,736	5,714,874	781,957	26,756	(1,016)	25,740
Cardif Life Insurance Co., Ltd.		3,890,674	3,510,712	483,911	5,852	29,293	35,145
UAMCO., Ltd		4,357,490	3,688,589	548,990	57,519	(319)	57,200
Pohang TechnoPark 2PFV		14,668	1,401	—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		6,139	7,344	10,954	(2)	—	(2)
Inhee Co., Ltd.		16,284	12,826	5,041	1,105	—	1,105
DAEGY Electrical Construction., Ltd.		1,278	1,119	286	148	—	148
Kukdong Engineering & Construction Co., Ltd		368,308	337,159	57,654	(13,917)	348	(13,569)

	￦	15,083,577	13,274,024	1,888,793	71,622	28,306	99,928

Investees	December 31, 2013
	Assets		Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Aju Capital Co., Ltd.	￦	6,044,214	5,349,045	790,073	2,232	1,324	3,556
Cardif Life Insurance Co., Ltd.		3,466,657	3,184,257	682,100	18,295	(28,557)	(10,262)
UAMCO., Ltd		4,365,097	3,567,972	708,035	105,013	(107)	104,906
Pohang TechnoPark 2PFV		20,783	1,676	—	(322)	—	(322)
Daewontos Co., Ltd		6,536	7,740	17,313	(873)	—	(873)
Inhee Co., Ltd.		16,481	14,127	5,866	662	(18,156)	(17,494)

	￦	13,919,768	12,124,817	2,203,387	125,007	(45,496)	79,511

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

14.	Investments in associates (continued)

(d)	The reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2014 and 2013 were as follows:

Associates	December 31, 2014
	Net assets (A)		Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
Aju Capital Co., Ltd.(*1)	￦	668,171	12.85%	85,860	—	(55,434)	30,426
Cardif Life Insurance Co., Ltd.		379,962	14.99%	56,992	(95)	—	56,897
UAMCO., Ltd(*2)		652,801	17.50%	114,238	—	—	114,238
Pohang TechnoPark 2PFV		13,267	14.90%	1,977	—	—	1,977
Daewontos Co., Ltd.(*3)		(1,205)	36.33%	(438)	—	438	—
Inhee Co., Ltd.		3,458	15.36%	532	—	—	532
DAEGY Electrical Construction., Ltd.		159	27.45%	44	—	—	44
Kukdong Engineering & Construction Co., Ltd(*4)		33,318	14.30%	4,763	—	2,395	7,158

	￦	1,749,932		263,968	(95)	(52,601)	211,272

(*1)	Net assets do not include non-controlling interests. Other adjustments represent cumulative impairment losses recognized in prior periods and inequable dividend.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share of losses of the associate due to cumulative losses.
(*4)	Other adjustments represent the goodwill arising on the acquisition.

Associates	December 31, 2013
	Net assets (A)		Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
Aju Capital Co., Ltd.(*1)	￦	651,747	12.85%	83,751	—	(55,523)	28,228
Cardif Life Insurance Co., Ltd.(*2)		282,400	14.99%	42,332	(171)	9,473	51,634
UAMCO., Ltd(*3)		795,823	17.50%	139,269	—	—	139,269
Pohang TechnoPark 2PFV		19,107	14.90%	2,847	—	—	2,847
Daewontos Co., Ltd.(*4)		(1,204)	36.33%	(437)	—	437	—
Inhee Co., Ltd.		2,354	15.36%	362	—	—	362

	￦	1,750,227		268,124	(171)	(45,613)	222,340

(*1)	Net assets do not include non-controlling interests. Other adjustments represent cumulative impairment losses recognized in prior periods.
(*2)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of the reporting period of the associate and the Group.
(*3)	Net assets do not include non-controlling interests.
(*4)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share of losses of the associate due to cumulative losses.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

14.	Investments in associates (continued)

(e)	The unrecognized share of loss on investments in associates for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Beginning balance	￦	(437)	—
Unrecognized share of income (loss)		(1)	(437)

Accumulated unrecognized share of loss	￦	(438)	(437)

15.	Investment properties

(a)	Investment properties as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	546,086	—	546,086
Buildings		224,836	(32,308)	192,528

	￦	770,922	(32,308)	738,614

	December 31, 2013
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	436,046	—	436,046
Buildings		181,884	(20,976)	160,908

	￦	617,930	(20,976)	596,954

(b)	The fair value of investment properties as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Land and buildings(*)	￦	792,716	633,516

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

15.	Investment properties (continued)

(c)	Changes in investment properties for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Land		Buildings	Total
Beginning balance	￦	436,046	160,908	596,954
Depreciation		—	(7,999)	(7,999)
Amounts transferred from property and equipment		109,199	38,615	147,814
Amounts transferred from non-current assets held for sale		841	1,000	1,841
Effects of foreign currency movements		—	4	4

Ending balance	￦	546,086	192,528	738,614

	2013
	Land		Buildings	Total
Beginning balance	￦	437,301	108,131	545,432
Disposals		(799)	(638)	(1,437)
Depreciation		—	(6,416)	(6,416)
Amounts transferred from (to) property and equipment		(456)	59,827	59,371
Effects of foreign currency movements		—	4	4

Ending balance	￦	436,046	160,908	596,954

(d)	Income and expenses on investment properties for the years ended December 31, 2014 and 2013 were as follows

	2014		2013
Rental income	￦	25,162	21,462
Direct operating expenses for investment properties that generate rental income		5,989	5,957
Gain from disposal of investment properties		—	248

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

16.	Other assets

Other assets as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Unsettled trades and other financial assets	￦	3,987,769	2,413,770
Domestic exchange settlement receivables		2,067,025	2,361,995
Guarantee deposits		1,177,578	1,220,377
Accrued income		803,708	923,332
Prepaid expense		95,545	74,614
Suspense payments		67,554	68,015
Sundry assets		107,818	169,739
Others		345	235
Present value discount		(54,894)	(66,156)
Allowance for impairment		(62,177)	(58,426)

	￦	8,190,271	7,107,495

17.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Loans	￦	73,773	115,927
Securities(*1):
Available-for-sale financial assets		574,334	1,178,428
Held-to-maturity financial assets		5,216,661	4,858,521

		5,216,661	6,036,949

Real estate(*2)		4,762	6,488

	￦	5,869,530	6,159,364

(*1)	The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Group’s default as of December 31, 2014 and 2013 were ￦493,104 million, ￦483,371 million, respectively.
(*2)	The amounts were based on the notification amount of pledge.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2014 and 2013 were as follows:

	December 31, 2014			December 31, 2013
	Collateral held		Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	￦	2,432,109	—	2,759,192	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

18.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Deposits(*1,2)	￦	6,139	—

(*1)	The Bank has designated compound financial instruments involved the embedded derivatives at fair value through profit or loss in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.
(*2)	The carrying value of financial liabilities designated fair value through profit or loss was estimated by using valuation model adopted by the Bank. The Bank did not recognize profit or loss related to its own credit risk adjustment for the year ended December 31, 2014.

(b)	Maturity amounts and book values of financial liabilities designated at fair value through profit or loss as of December 31, 2014 and 2013 were as follows:

December 31, 2014
	contractual amount due at maturity		Balance	Difference
Deposits	￦	6,171	6,139	32

December 31, 2013
	contractual amount due at maturity		Balance	Difference
Deposits	￦	—	—	—

(c)	Gain (excluding interest income and expense) on financial liabilities designated at fair value through profit or loss for the years ended December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Deposits:
Gain on valuation	￦	32	—
Gain on transaction		2	—

	￦	34	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

19.	Deposits

Deposits as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Demand deposits:
Korean won	￦	62,007,754	52,499,442
Foreign currency		6,334,678	6,007,426

		68,342,432	58,506,868

Time deposits:
Korean won		104,749,605	101,137,384
Foreign currency		9,427,981	9,230,994
Gain on fair value hedge		15,352	(102,849)

		114,192,938	110,265,529

Negotiable certificates of deposits		2,145,645	1,781,684
Note discount deposits		3,241,082	3,132,185
CMA		1,682,610	1,291,588
Others		35,165	42,578

	￦	189,639,872	175,020,432

20.	Trading liabilities

Trading liabilities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014			December 31, 2013
	Interest rate (%)	Amount		Interest rate (%)	Amount
Gold deposits	—	￦	428,936	—	￦	398,596

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

21.	Borrowings

Borrowings as of December 31, 2014 and 2013 were as follows:

	December 31, 2014			December 31, 2013
	Interest rate (%)	Amount		Interest rate (%)	Amount
Call money:
Korean won	1.83~1.98	￦	1,436,900	2.32	￦	3,700
Foreign currency	0.10~9.00		345,836	0.10~5.08		314,660

			1,782,736			318,360

Bill sold	1.40~2.50		31,059	1.50~2.93		28,631
Bonds sold under repurchase agreements:
Korean won	1.62		7,921	2.27~2.55		13,121
Foreign currency	0.50~5.82		368,788	0.66~3.34		331,511

			376,709			344,632

Borrowings in won:
Borrowings from Bank of Korea	0.50~1.00		1,366,192	0.50~1.00		1,269,610
Others	0.00~5.05		3,315,403	0.00~5.05		3,307,945

			4,681,595			4,577,555

Borrowings in foreign currency:
Overdraft due to banks	0.55~0.67		337,194	0.73~0.78		225,689
Borrowings from banks	0.28~8.85		2,783,837	0.05~1.83		2,640,072
Sub-lease	0.25~0.79		995,522	—		—

Others	0.48~0.68		1,738,494	0.55~1.85		1,842,079

			5,855,047			4,707,840

Due to Bank of Korea in foreign currency	0.10		77,179	0.10		94,315
Deferred origination costs			(1,504)			(1,994)

		￦	12,802,821		￦	10,069,339

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

22.	Debt securities issued

Debt securities issued as of December 31, 2014 and 2013 were as follows:

	December 31, 2014			December 31, 2013
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	￦	9,640,890	0.00~8.36	￦	8,956,923
Subordinated debt securities issued	3.41~5.10		2,901,239	3.41~7.70		5,060,630
Loss on fair value hedges			34,277			(24,853)
Discount on debt securities issued			(26,825)			(37,752)

			12,549,581			13,954,948

Debt securities issued in foreign currency:
Debt securities issued	0.32~4.50		3,997,657	0.74~8.13		3,729,625
Loss on fair value hedges			46,850			70,163
Discount on debt securities issued			(12,680)			(15,081)

			4,031,827			3,784,707

		￦	16,581,408		￦	17,739,655

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

23.	Liability for defined benefit obligation

(a)	Defined benefit plan assets and liabilities

The Group provides a defined benefit plan for qualified employees. Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Present value of defined benefit obligation	￦	999,623	737,773
Fair value of plan assets		(753,648)	(670,335)

Recognized liabilities for defined benefit obligation	￦	245,975	67,438

(b)	Changes in the present value of defined benefit obligation for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Beginning balance	￦	737,773	748,324
Current service cost		99,879	105,065
Interest expense		35,250	31,998
Remeasurements(*1)		158,265	(24,976)
Past service cost(*2)		—	(96,779)
Effects of foreign currency movements		63	(92)
Benefits paid by the plan		(33,979)	(27,942)
Others		2,372	2,175

Ending balance	￦	999,623	737,773

(*1)	Remeasurements for the year ended December 31, 2014 consist of ￦3,580 million of actuarial gain arising from changes in demographic assumptions and ￦163,383 million of actuarial loss arising from changes in financial assumptions, ￦1,538 of gain arising experience adjustments.
(*2)	As a result of a plan curtailment during the prior year, the Group’s defined benefit obligation decreased by ￦96,779 million and related negative past service cost was recognized as profit or loss.

(c)	Changes in the fair value of plan assets for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Beginning balance	￦	670,335	583,657
Interest income		33,383	26,117
Remeasurements		(15,755)	(7,566)
Contributions paid into the plan		93,000	90,000
Benefits paid by the plan		(27,315)	(21,873)

Ending balance	￦	753,648	670,335

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

23.	Liability for defined benefit obligation (continued)

(d)	The amount of major categories of the fair value of plan assets as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Deposits	￦	713,045	646,711
Others		40,603	23,624

	￦	753,648	670,335

(e)	Actuarial assumptions as of December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013	Descriptions
Discount rate	4.02%	4.98%	AA0 Corporate bond yields
Future salary increasing rate	2.84% + Upgrade rate	2.44% + Upgrade rate	Average for last 5 years

(f)	Sensitivity analysis

Sensitivity analysis of the present value of defined benefit obligation as of December 31, 2014 and 2013 were as follows:

(i)	Discount rate

	December 31, 2014		December 31, 2013
Present value	￦	999,623	737,773
Present value when the factor rises by 100 basis points		877,225	652,611
Present value when the factor falls by 100 basis points		1,146,496	839,290

(ii)	Future salary increasing rate

	December 31, 2014		December 31, 2013
Present value	￦	999,623	737,773
Present value when the factor rises by 100 basis points		1,146,869	840,998
Present value when the factor falls by 100 basis points		874,776	649,864

(g)	The weighted average durations of the defined benefit obligation as of December 31, 2014 and 2013 were 16.33 and 16.11 years.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

24.	Provisions

(a)	Changes in provisions for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	25,364	94,735	91,415	92,561	59,941	364,016
Provision (reversal)		1,056	(26,178)	(7,023)	10,487	14,182	(7,476)
Provision used		(1,221)	(46,766)	—	—	(20,136)	(68,123)
Foreign exchange movements		—	439	1,299	11,604	772	14,114
Others(*)		3,897	—	—	(7,700)	—	(3,803)

Ending balance	￦	29,096	22,230	85,691	106,952	54,759	298,728

	2013
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	23,023	97,041	85,930	76,891	48,742	331,627
Provision (reversal)		545	(2,149)	4,344	21,909	39,776	64,425
Provision used		(189)	—	—	—	(25,569)	(25,758)
Foreign exchange movements		—	(157)	1,141	2,240	(41)	3,183
Others(*)		1,985	—	—	(8,479)	(2,967)	(9,461)

Ending balance	￦	25,364	94,735	91,415	92,561	59,941	364,016

(*)	Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(b)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs were expected to incur at the end of the lease contract. Such costs were reasonably estimated using the average lease period and the average restoration expenses. The average lease period was calculated based on the past ten-year historical data of the expired leases. The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

25.	Other liabilities

Other liabilities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Unsettled trades and other financial liabilities	￦	3,907,195	2,360,850
Borrowing from trust account		2,017,810	2,298,642
Accrued expenses		2,616,317	2,714,427
Domestic exchange settlement payables		1,430,094	945,959
Due to agencies		2,226,742	2,338,951
Account for agency business of other institutions		641,269	581,158
Security deposits received		373,298	351,733
Foreign exchange settlement payables		226,079	206,341
Suspense payable		85,837	70,374
Unearned income		73,250	75,613
Withholding value-added tax and other taxes		93,037	107,316
Dividend payable		14,937	18,545
Sundry liabilities		25,509	145,933
Present value discount		(2,296)	(2,642)

	￦	13,729,078	12,213,200

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

26.	Equity

(a)	Equity as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Capital stock:
Common stock	￦	7,928,078	7,928,078

Other equity instruments:
Hybrid bonds		1,100,250	2,099,350

Capital surplus:
Share premium		398,080	398,080
Others		5,084	5,084

		403,164	403,164

Capital adjustments:
Stock options		(22)	25
Others		(820)	—

		(842)	25

Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		627,834	564,023
Equity in other comprehensive income of associates, net		7,738	3,441
Foreign currency translation differences for foreign operations		(152,433)	(157,229)
Remeasurements of defined benefit obligations		(245,740)	(113,833)

		237,399	296,402

Retained earnings:
Legal reserve(*1)		1,232,400	1,098,257
Voluntary reserve(*2)		7,989,920	7,159,989
Other reserve(*3)		62,496	51,400
Retained earnings(*4)		1,520,758	1,496,698

		10,805,574	9,806,344

Non-controlling interests		3,277	2,718

	￦	20,476,900	20,536,081

(*1)	According to the article 40 of the Banking Act, the Bank was required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.
(*2)	The amounts include a regulatory reserve for loan losses of ￦1,695,516 million and asset revaluation surplus of ￦355,898 million as of December 31, 2014.
(*3)	Other reserve was established according to the oversea branch’s laws and it may be used only to reduce overseas branch’s deficit.
(*4)	The amounts include differences between a regulatory reserve for loan loss based on separate financial statement and consolidated financial statement of ￦16,889 million and provision for regulatory reserve for loan loss of ￦25,844 million as of December 31, 2014.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won, except for share data)

26.	Equity (continued)

(b)	Capital stock

Capital stock of the Bank as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Number of authorized shares		2,000,000,000 shares		2,000,000,000 shares
Par value per share in won	￦	5,000	￦	5,000
Number of issued shares outstanding		1,585,615,506 shares		1,585,615,506 shares

(c)	Hybrid bonds

Hybrid bonds as of December 31, 2014 and 2013 were as follows:

		Book Value
Date of issue	Date of maturity	December 31, 2014		December 31, 2013	Interest rate (%)
Hybrid bonds issued in foreign currency:
March 2, 2005	March 2, 2035	￦	298,951	298,951	5.66
September 20, 2006	September 20, 2036		94,761	94,761	6.82
September 20, 2006	September 20, 2036		237,144	237,144	6.82

Hybrid bonds issued in won:
March 21, 2008	March 21, 2038		119,878	119,878	7.30
March 25, 2008	March 25, 2038		49,948	49,948	7.30
June 5, 2009	June 5, 2039		—	699,370	5.95
June 29, 2009	June 29, 2039		—	299,730	5.95
June 7, 2013	June 7, 2043		299,568	299,568	4.63

		￦	1,100,250	2,099,350

Dividends on hybrid bond holders		￦	96,293	133,290
Weighted average interest rate (%)			6.24	6.35

(*)	The above hybrid bonds are subject to early redemption option after 5 years or 10 years from the date of issuance, and the maturity can be extended under the same condition at the maturity date. In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

26.	Equity (continued)

(d)	Changes in accumulated other comprehensive income for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Net change in fair value of available-for- sale financial assets		Equity in the other comprehensive income of associates, net	Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	564,023	3,441	(157,229)	(113,833)	296,402
Change due to fair value		396,065	—	—	—	396,065
Change due to other comprehensive income of associates		—	4,266	—	—	4,266
Change due to impairment		(17,714)	—	—	—	(17,714)
Change due to disposal		(297,540)	—	—	—	(297,540)
Effect of hedge accounting		2,181	—	15,621	—	17,802
Effect of foreign currency movements		1,191	—	(6,502)	—	(5,311)
Remeasurement loss related to defined benefit plan		—	—	—	(174,020)	(174,020)
Effect of tax		(20,372)	31	(4,323)	42,113	17,449

Ending balance	￦	627,834	7,738	(152,433)	(245,740)	237,399

	2013
	Net change in fair value of available-for- sale financial assets		Equity in the other comprehensive income of associates, net	Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	868,708	7,868	(94,943)	(127,030)	654,603
Change due to fair value		56,366	—	—	—	56,366
Change due to other comprehensive income of associates		—	(4,473)	—	—	(4,473)
Change due to impairment		10,832	—	—	—	10,832
Change due to disposal		(472,352)	—	—	—	(472,352)
Effect of hedge accounting		4,170	—	71,031	—	75,201
Effect of foreign currency movements		(976)	—	(122,512)	—	(123,488)
Remeasurement gain related to defined benefit plan		—	—	—	17,410	17,410
Effect of tax		97,275	46	(10,805)	(4,213)	82,303

Ending balance	￦	564,023	3,441	(157,229)	(113,833)	296,402

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

26.	Equity (continued)

(e)	Statements of appropriation of retained earnings for the years ended December 31, 2014 and 2013 were as follows:

	2014 Expected date of approval: March 18, 2015		2013 Date of approval: March 25, 2014
Unappropriated retained earnings:
Balance at beginning of year	￦	—	—
Changes in accounting policies		—	127,030
Interest on hybrid bond		(96,293)	(133,290)
Profit for the year		1,433,310	1,341,431

		1,337,017	1,335,171

Transfer from reserves:
Voluntary reserve		5,659,656	4,832,017

		5,659,656	4,832,017

		6,996,673	6,167,188

Appropriation of retained earnings:
Legal reserve		143,331	134,143
Regulatory reserve for loan loss		42,733	2,291
Other reserve		12,720	11,098
Voluntary reserves		6,346,989	5,659,656
Redemption of hybrid bond		900	—
Dividends on common stock		450,000	360,000
Dividends per share in won:
Current year ￦283.80 (5.68%)
Last year ￦227.04 (4.54%)

		6,996,673	6,167,188

Unappropriated retained earnings to be carried over to subsequent year	￦	—	—

These statements of appropriation of retained earnings were based on the separate financial statements of the Parent Company.

(f)	Dividends

Dividends of common stock for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	￦	5,000	5,000
Dividend rate per share		5.68%	4.54%
Dividend per share in won	￦	283.80	227.04

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

26.	Equity (continued)

(g)	Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Dividends	￦	450,000	360,000
Profit for the year(*)		1,455,224	1,373,017
Dividends payout ratio to profit for the year		30.92%	26.22%
Profit for the year adjusted for regulatory reserve(*)	￦	1,429,380	1,373,084
Dividends to profit for the year		31.48%	26.22%

(*)	Profit for the year and profit for the year adjusted for regulatory reserve were the amount attributable to equity holder of the Group.

27.	Regulatory reserve for loan loss

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Regulatory reserve for loan loss	￦	1,718,248	1,718,315
Provision for (reversal of) regulatory reserve for loan loss		25,844	(67)

	￦	1,744,092	1,718,248

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Provision for (reversal of) regulatory reserve for loan loss	￦	25,844	(67)
Profit for the year adjusted for regulatory reserve		1,429,809	1,373,243
Earnings per share adjusted for regulatory reserve in won	￦	841	782

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

28.	Net interest income

(a)	Net interest income for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Interest income:
Cash and due from banks	￦	124,682	92,416
Trading assets		205,994	214,490
Available-for-sale financial assets		596,681	756,983
Held-to-maturity financial assets		333,114	380,286
Loans		7,158,168	7,530,975
Others		94,677	112,223

		8,513,316	9,087,373

Interest expense:
Deposits		(3,369,225)	(3,816,612)
Borrowings		(191,762)	(207,298)
Debt securities issued		(524,078)	(658,004)
Others		(61,118)	(54,911)

		(4,146,183)	(4,736,825)

Net Interest income	￦	4,367,133	4,350,548

(b)	Interest income recognized on impaired financial assets for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Interest income	￦	34,702	45,023

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

29.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Fees and commission income:
Credit placement fees	￦	56,853	56,620
Commission received as electronic charge receipt		134,496	130,982
Brokerage fees		105,920	118,318
Commission received as agency		328,266	318,223
Investment banking fees		45,761	38,335
Commission received in foreign exchange activities		137,516	132,422
Asset management fees from trust accounts		49,741	42,241
Guarantee fees		55,009	55,512
Others		57,922	52,450

		971,484	945,103

Fees and commission expense:
Credit-related fee		(28,776)	(29,781)
Brand-related fee		(50,655)	(83,599)
Service-related fees		(14,493)	(14,962)
Trading and brokerage fees		(4,107)	(5,251)
Commission paid in foreign exchange activities		(21,285)	(20,046)
Others		(49,225)	(42,564)

		(168,541)	(196,203)

Net fees and commission income	￦	802,943	748,900

30.	Dividend income

Dividend income for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Trading assets	￦	6,186	1,733
Available-for-sale financial assets		87,292	63,909

	￦	93,478	65,642

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

31.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Trading assets and trading liabilities
Debt:
Gain on valuation of debt securities	￦	15,810	1,736
Gain on sale of debt securities		10,195	7,953
Loss on valuation of debt securities		(4,248)	(17,262)
Loss on sale of debt securities		(4,971)	(12,085)

		16,786	(19,658)

Equity:
Gain on valuation of equity securities		3,897	9,396
Gain on sale of equity securities		29,033	32,868
Loss on valuation of equity securities		(7,088)	(1,559)
Loss on sale of equity securities		(10,486)	(16,198)

		15,356	24,507

Gold:
Gain on valuation of gold deposit		—	157,548
Gain on sale of gold deposit		1,499	2,941
Loss on valuation of gold deposit		(19,403)	(91,523)
Loss on sale of gold deposit		(203)	(586)

		(18,107)	68,380

		14,035	73,229

Derivatives
Foreign exchange:
Loss on valuation and transaction, net		(35,953)	(82,758)
Interest rates:
Loss on valuation and transaction, net		(16,002)	(3,796)
Equity:
Gain (Loss) on valuation and transaction, net		302	(1,948)
Commodity:
Loss on valuation and transaction, net		(2,186)	(27,969)

		(53,839)	(116,471)

Net trading income (loss)	￦	(39,804)	(43,242)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

32.	Impairment loss on financial assets

Impairment loss on financial assets for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Impairment loss:
Loans and due from banks	￦	463,724	673,744
Available-for-sale financial assets		220,286	203,584

	￦	684,010	877,328

33.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Employee benefits:
Short and long term employee benefits	￦	1,526,950	1,438,523
Post-employee benefits		101,746	14,167
Termination benefits		106,226	56,184

		1,734,922	1,508,874

Amortization:
Depreciation		132,605	136,930
Amortization of intangible assets		70,345	66,657

		202,950	203,587

Other general and administrative: expenses:
Employee fringe benefits		122,265	113,234
Rent		258,737	253,990
Service contract expenses		224,462	243,294
Taxes and dues		82,229	83,193
Advertising		59,057	51,912
Electronic data processing expenses		63,441	62,739
Others		169,948	172,059

		980,139	980,421

	￦	2,918,011	2,692,882

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In won, except for share data))

34.	Share-based payments

(a)	Cash-settled stock options as of December 31, 2014 were as follows:

	4th grant		5th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 19, 2008
Exercise price in won	￦	28,006	￦	38,829	￦	49,053
Number of shares granted		1,871,400		2,143,800		314,700

Contractual exercise period(*1)		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date

Changes in number of shares granted:
Outstanding at December 31, 2013		93,426		101,963		247,873
Exercised		—		—		(35,294)
Outstanding at December 31, 2014(*2)		93,426		101,963		212,579
Exercisable at December 31, 2014		93,426		101,963		212,579
Valuation method for the liability:		Fair value		Fair value		Fair value
Valuation model		Black-Scholes Model		Black-Scholes Model		Black-Scholes Model

Stock price in won	￦	44,450	￦	44,450	￦	44,450

Expected stock price volatility		—		—		16.90%

Expected exercise period (year)		—		—		0.11

Expected dividends rate		—		—		1.58%

Risk-free interest rate		—		—		2.05%

Fair value in won:	￦	16,444	￦	5,621	￦	39

(*1)	Rights of exercise for 4th grant and 5th grant are suspended as of December 31, 2014.
(*2)	The weighted average exercise price for 407,968 options outstanding as of December 31, 2014 was ￦41,678.

(b)	Equity-settled share-based payments

i)	Equity-settled share-based payments as of December 31, 2014 were as follows:

Content
Grant year	2010~2013	2014~

Type	Equity-settled share-based payment	Equity-settled share-based payment

Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)

Performance conditions	Increase rate of stock price and achievement of target ROE(*)	Increase rate of stock price and achievement of target ROE(*)

(*)	ROE: Return on equity

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

34.	Share-based payment (continued)

(b)	Equity-settled share-based payments (continued)

ii)	Granted shares and the fair value of grant date as of December 31, 2014 were as follows:

Grant date	Grant shares	Fair value(*1) (in won)	Estimated shares(*2)
April 1, 2010	306,400	45,150	15,747
July 21, 2010	3,800	46,800	39
August 30, 2010	12,400	46,500	1,023
November 4, 2010	3,800	44,000	268
December 30, 2010	42,800	52,900	4,712
January 11, 2011	65,200	51,500	42,674
January 28, 2011	49,500	50,700	43,096
February 10, 2011	3,300	49,700	2,053
April 18, 2011	15,400	46,800	11,946
January 26, 2012	49,200	44,300	30,972
February 8, 2012	30,900	46,650	19,474
March 27, 2012	4,100	44,550	2,362
August 24, 2012	10,800	36,150	4,830
October 15, 2012	4,100	37,200	2,714
January 1, 2013	183,100	40,050	101,261
March 21, 2013	4,400	37,750	1,149
May 27, 2013	14,500	40,250	7,736
August 1, 2013	4,400	41,250	2,080
January 1, 2014	109,800	47,300	101,016
February 8, 2014	5,400	44,300	4,449
April 1, 2014	4,800	47,000	3,324
October 15, 2014	2,400	47,150	470

	930,500		403,395

(*1)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2)	Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.
(*3)	The amount that the Bank must pay to the Shinhan Financial Group according to commitment was recognized in liabilities after directly deducting the fair value evaluated by Shinhan Financial Group from equity. As of December 31, 2014, the fair value per share data evaluated by Shinhan Financial Group amounted to ￦44,450.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

34.	Share-based payment (continued)

(c)	Stock compensation costs calculated for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Compensation costs recorded for the year	￦	6,127	7,946

(d)	Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Residual compensation costs recorded after the year	￦	5,417	7,704
Accrued expenses		20,494	21,427

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

35.	Net other operating expenses

Net other operating expenses for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Other operating income
Gain on sale of assets:
Loans	￦	16,932	8,348
Written-off loans		9,572	76,713

		26,504	85,061

Others:
Gain on hedge activity from hedged items		77,801	285,995
Gain on hedge activity from hedging instruments		235,653	28,610
Reversal of allowance for acceptances and guarantee		5,403	—
Reversal of other allowance		35,792	—
Others		25,282	17,481

		379,931	332,086

		406,435	417,147

Other operating expense
Loss on sale of assets:
Loans		(148)	(28,982)
Others:
Loss on hedge activity from hedged items		(236,023)	(28,451)
Loss on hedge activity from hedging instruments		(68,841)	(291,814)
Loss on allowance for acceptances and guarantee		(15,890)	(21,909)
Loss on other allowance		(17,829)	(42,516)
Contribution to fund		(244,914)	(244,521)
Insurance fee		(240,513)	(239,257)
Others		(87,395)	(92,640)

		(911,405)	(961,108)

		(911,553)	(990,090)

	￦	(505,118)	(572,943)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

36.	Net non-operating income (expense)

Net non-operating income (expense) for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Non-operating income
Gain on sale of assets:
Property and equipment	￦	476	1,036
Investment property		460	179
Intangible assets		—	248

		936	1,463

Investments in associates:
Gain from disposition		—	57
Others:
Rental income on investment property		25,162	21,462
Others		53,729	43,739

		78,891	65,201

		79,827	66,721

Non-operating expenses
Loss on sale of assets:
Property and equipment		(1,153)	(306)
Intangible assets		(68)	(71)

		(1,221)	(377)

Others:
Investment properties depreciation		(7,999)	(6,416)
Donations		(12,717)	(35,745)
Property and equipment impairment losses		(1)	(85)
Intangible assets impairment losses		(547)	(1,649)
Others		(30,750)	(36,856)

		(52,014)	(80,751)

		(53,235)	(81,128)

	￦	26,592	(14,407)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

37.	Income tax expense

(a)	The components of income tax expense of the Group for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Current income tax expense	￦	405,064	390,972
Deferred taxes arising from changes in temporary differences		(42,359)	(119,072)
Tax adjustment charged or credited directly to equity		17,438	82,937

Income tax expense	￦	380,143	354,837

(b)	The income tax expense calculated by applying statutory tax rates to the Group’s taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2014 and 2013 for the following reasons:

	2014		2013
Profit before income tax	￦	1,835,796	1,728,013
Statutory tax rate		24.20%	24.20%

Income tax expense at statutory tax rates		443,801	417,717
Adjustments:
Non-taxable income		(28,480)	(34,915)
Non-deductible expense		3,776	8,947
Decrease resulting from consolidated corporate tax system		(33,880)	(30,333)
Others		(5,074)	(6,579)

Income tax expense	￦	380,143	354,837

Effective tax rate		20.71%	20.53%

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)(*1)

Accrued income	￦	(441,833)	(441,833)	(347,483)	(347,483)	(84,091)
Accounts receivable		(8,133)	(8,133)	(58,567)	(58,567)	(14,173)
Trading assets		(67,935)	(118,756)	(135,567)	(84,746)	(20,509)
Available-for-sale financial assets		1,730,484	919,944	361,189	1,171,729	283,558
Investments in associates and subsidiaries(*2)		(59,147)	(102,509)	—	43,362	10,494
Deferred loan origination costs and fee		(46,552)	(87,737)	(304,481)	(263,296)	(63,718)
Revaluation and depreciation on property and equipment		(446,441)	6,473	3,100	(449,814)	(108,855)
Derivative assets (liabilities)		(970)	55,193	(15,607)	(71,770)	(17,368)
Deposits		106,159	119,482	134,019	120,696	29,208
Accrued expenses		200,644	201,669	331,497	330,472	79,974
Defined benefit obligations		602,286	27,316	293,053	868,023	210,062
Plan assets		(602,286)	(27,315)	(178,677)	(753,648)	(182,383)
Other provisions		299,765	299,765	191,776	191,776	46,410
Allowance for guarantees and acceptance		92,561	92,561	106,952	106,952	25,882
Allowance for advanced depreciation		(180,945)	—	(86)	(181,031)	(43,810)
Allowance for expensing depreciation		(2,850)	(232)	—	(2,618)	(634)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(744,094)	(744,094)	(828,276)	(828,276)	(200,443)
Donation payables		50,306	50,306	49,300	49,300	11,931
Allowance and bad debt		159,419	159,419	192,503	192,503	50,117
Compensation expenses associated with stock option		3,299	3,221	2,118	2,196	531
Fictitious dividends		3,966	57	—	3,909	946
Others		(518,441)	(718,795)	64,045	264,399	63,986

		134,775	(313,998)	(139,192)	309,581	78,449

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries(*2)		(10,356)	(76,500)	(77,676)	(11,532)	(2,791)

	￦	145,131	(237,498)	(61,516)	321,113	81,240

(*1)	Deferred tax assets of overseas subsidiaries have increased by ￦19 million due to foreign currency exchange rate changes.
(*2)	The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) (continued)

	2013
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)(*1)

Accrued income	￦	(508,335)	(508,335)	(441,833)	(441,833)	(106,923)
Accounts receivable		(53,882)	(80,536)	(34,787)	(8,133)	(1,968)
Trading assets		(14,401)	(3,871)	(57,405)	(67,935)	(16,440)
Available-for-sale financial assets		1,295,094	559,161	994,551	1,730,484	418,777
Investments in associates and subsidiaries(*2)		(42,909)	—	(16,238)	(59,147)	(14,313)
Deferred loan origination costs and fee		(33,263)	(44,110)	(57,399)	(46,552)	(11,266)
Revaluation and depreciation on Property and equipment		(438,627)	11,747	3,933	(446,441)	(108,039)
Derivative assets (liabilities)		(98,600)	(156,551)	(58,921)	(970)	(234)
Deposits		132,232	167,214	141,141	106,159	25,690
Accrued expenses		182,339	183,063	201,368	200,644	48,556
Defined benefit obligations		711,245	21,872	(87,087)	602,286	145,753
Plan assets		(472,230)	(21,873)	(151,929)	(602,286)	(145,753)
Other provisions		254,688	254,688	299,765	299,765	72,543
Allowance for guarantees and acceptance		76,891	76,891	92,561	92,561	22,400
Allowance for advanced depreciation		(181,096)	(151)	—	(180,945)	(43,789)
Allowance for expensing depreciation		(3,082)	(232)	—	(2,850)	(690)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(1,146,055)	(1,146,055)	(744,094)	(744,094)	(180,071)
Donation payables		54,925	54,925	50,306	50,306	12,174
Allowance and bad debt		152,851	152,851	159,419	159,419	42,321
Compensation expenses associated with stock option		2,740	2,662	3,221	3,299	798
Fictitious dividends		3,953	9	22	3,966	960
Others		(245,310)	294,195	21,064	(518,441)	(125,464)

		(365,319)	(182,436)	317,658	134,775	36,356

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries(*2)		(11,346)	—	990	(10,356)	(2,506)

	￦	(353,973)	(182,436)	316,668	145,131	38,862

(*1)	Deferred tax assets of overseas subsidiaries have decreased by ￦65 million due to foreign currency exchange rate changes.
(*2)	The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

37.	Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2014 and 2013 were as follows:

	December 31, 2014			December 31, 2013
	Amount before tax		Tax effects	Amount before tax	Tax effects	Changes in Tax effects
Net change in fair value of available-for-sale financial assets	￦	828,277	(200,443)	744,094	(180,071)	(20,372)
Equity in other comprehensive income of associates		7,656	82	3,390	51	31
Foreign currency translation differences for foreign operations		(126,901)	(25,531)	(136,021)	(21,208)	(4,323)
Remeasurements of defined benefit obligations		(324,196)	78,456	(150,176)	36,343	42,113
Other (stock option)		77	(19)	33	(8)	(11)

	￦	384,913	(147,455)	461,320	(164,893)	17,438

	December 31, 2013			December 31, 2012
	Amount before tax		Tax effects	Amount before tax	Tax effects	Changes in Tax effects
Net change in fair value of available-for-sale financial assets	￦	744,094	(180,071)	1,146,054	(277,346)	97,275
Equity in other comprehensive income of associates		3,390	51	7,863	5	46
Foreign currency translation differences for foreign operations		(136,020)	(21,208)	(84,540)	(10,403)	(10,805)
Remeasurements of defined benefit obligations		(150,176)	36,343	(167,586)	40,556	(4,213)
Other (stock option)		33	(8)	2,653	(642)	634

	￦	461,321	(164,893)	904,444	(247,830)	82,937

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won, except per share data)

37.	Income tax expense (continued)

(e)	The current tax assets and liabilities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Current tax assets:
Income taxes paid	￦	7,033	5,224
Current tax liabilities:
Payable due to consolidated tax system	￦	168,652	134,344
Income taxes payables		2,047	13,941

	￦	170,699	148,285

(f)	The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Deferred tax assets	￦	1,194,441	1,167,231
Deferred tax liabilities		1,113,201	1,128,369
Current tax assets		267,071	255,123
Current tax liabilities		430,737	398,184

38.	Earnings per share

Earnings per share for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Profit for the year	￦	1,455,224	1,373,017
Less: dividends on hybrid bonds		(96,293)	(133,290)

Profit available for common stock		1,358,931	1,239,727
Weighted average number of common shares outstanding		1,585,615,506	1,585,615,506

Basic and diluted earnings per share in won	￦	857	782

Considering that the Group had no dilutive potential ordinary shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal basic earnings per share for the years ended December 31, 2014 and 2013.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

39.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Guarantees:
Guarantee outstanding	￦	10,775,530	10,499,522
Contingent guarantees		4,334,310	5,052,394

	￦	15,109,840	15,551,916

Commitments to extend credit:
Loan commitments in won	￦	52,196,405	52,863,179
Loan commitments in foreign currency		20,194,874	20,119,314
ABS and ABCP purchase commitments		1,986,308	1,415,531
Others		1,215,108	1,174,291

	￦	75,592,695	75,572,315

Endorsed bills:
Secured endorsed bills	￦	51,043	54,460
Unsecured endorsed bills		10,914,587	11,327,272

	￦	10,965,630	11,381,732

Loans sold with repurchase agreement	￦	2,099	2,099

(b)	Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Guarantees outstanding	￦	10,775,530	10,499,522
Contingent guarantees		4,334,310	5,052,394
ABS and ABCP purchase commitments(*)		1,986,308	1,415,531
Secured endorsed bills		51,043	54,460

	￦	17,147,191	17,021,907

Allowance for acceptances and guarantees	￦	106,952	92,561
Ratio (%)		0.62	0.54

(*)	ABS: Asset Backed Securities

ABCP: Asset Backed Commercial Paper

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2014 were as follows:

Case	Number of Claim	Claim amount		Description
Claimed uncollected receivables of goods	1	￦	43,761	A plaintiff claimed uncollected receivables of goods against the Bank since the plaintiff had delivered goods based on a bank guarantee forged by the Bank issued. The Bank has paid the amount in full which is ordered to pay by ruling of its first trial, and is currently in its second trial.
Compensation for a loss	1		47,200	The plaintiff has filed a lawsuit against the Bank claiming that the Bank should compensate for a loss of the damaged right of management insisting the Bank had purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first appeal has been ruled in favor of the plaintiff. The Bank has appealed and such appeal is currently pending at the second appeal. As of March 31, 2014, the Bank believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Bank has paid the amount in full which is ordered to pay by ruling of its first and second trial. The Bank is currently in its third trial.
Refund a cost of the fixed collateral establishment	1		218	The plaintiffs have filed the lawsuits against the Bank claiming that the Bank should refund a cost of the fixed collateral establishment insisting a loan agreement was unfair and invalid since it prescribed that the cost should be paid by the borrower. As of December 31, 2014, There have been no losses of lawsuits from terminated or ongoing litigations, and therefore, the Bank is currently in its first trial.
Contract void check and the return of unfair profits	6		43,406	As of December 31, 2014, the Bank set as allowance for the lawsuits that has filed to nullify investor’s obligations under the KIKO contract. The cases are currently pending at the second appeal or the final appeal. The Bank believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Bank has recorded a provision or a liability related to this claim.

Others	125		165,254	It includes various cases, such as compensation for a loss claim. The Bank recognizes provisions based on the progress of relevant lawsuits.

	134	￦	299,839

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies (continued)

As of December 31, 2014, the Group recorded a provision of ￦22,230 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group’s consolidated financial position or results of operations.

(d)	Contingency gain from lawsuit against Samsung Motors Co., Ltd.

On September 1999, the creditors of Samsung Motors Co., Ltd. (“Samsung Motors”) including the Bank, reached a written agreement with Samsung affiliates regarding the disposal of Samsung Motors. According the agreement, the creditors were supposed to dispose of 350 million shares of Samsung Life Insurance Co., Ltd. By December 31, 2000, which were provided to them with regard to liquidation of Samsung Motors. And if the proceeds from the disposal of the shares were less than ￦2,450 billion, Samsung Group was to reimburse the shortage by investing in the creditors’ equity or buying subordinated bonds issued by the creditors. Otherwise, Samsung Group was to make payment of interests based on the bank’s delinquent interest rate.

On December 9, 2005, the Bank, with the other creditors, filed a lawsuit against Samsung Group CEO Gun-hee, Lee and Samsung affiliates to claim the agreed amount. The Supreme Court ruled in favour of the creditors on January 29, 2015.

(e)	Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	118,988	168,214	5,309	292,511

	December 31, 2013
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	96,395	134,224	14,755	245,374

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Cash flows

(a)	Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Cash	￦	2,471,103	2,589,117
Reserve deposits		5,668,726	3,161,035
Other deposits		7,720,248	6,679,811

Cash and due from banks		15,860,077	12,429,963
Restricted due from banks		(9,181,973)	(5,520,439)
Due with original maturities of less than three months		(2,141,900)	(1,918,163)

	￦	4,536,204	4,991,361

(b)	Significant non-cash activities for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Dividend payable of hybrid bonds	￦	14,937	18,545
Debt-equity swap		57,335	158,754
Payable of purchased intangible assets		9,450	36,260

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties

(a)	Significant balances with the related parties as of December 31, 2014 and 2013 were as follows:

Related party	Account	December 31, 2014		December 31, 2013
The Parent company
Shinhan Financial Group	Provisions	￦	120,813	385
	Current tax liabilities		168,652	134,344
	Other liabilities		34,213	34,997

Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		12,269	2,820
	Other assets		1,793	1,575
	Deposits		97,333	21,081
	Derivative liabilities		60	1,849
	Provisions		19	19
	Other liabilities		19,027	32,500
Shinhan Investment Corp.	Cash and due from banks		—	8
	Derivative assets		5,898	2,001
	Loans		9,655	9,801
	Allowances		(61)	(71)
	Other assets		17,760	18,771
	Deposits		193,038	56,429
	Derivative liabilities		4,411	3,540
	Provisions		54	39
	Other liabilities		29,448	34,543
Shinhan Life Insurance	Derivative assets		12,657	25
	Other assets		8	5
	Deposits		6,862	33,310
	Derivative liabilities		1,601	7,326
	Provisions		2	2
	Other liabilities		38,748	41,652
Shinhan Capital Co., Ltd.	Other assets		1	—
	Deposits		15,071	18,166
	Provisions		4	4
	Other liabilities		1,319	1,403
Jeju Bank	Loans		4,964	9,797
	Allowances		(3)	(2)
	Other assets		27	56
	Deposits		1,567	1,368
	Other liabilities		1,140	1,140
Shinhan Credit Information Co., Ltd.	Deposits		10,511	11,119
	Other liabilities		1,452	1,455

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2014		December 31, 2013
Entities under common control (continued)
Shinhan Private Equity, Inc.	Loans	￦	3,500	1,701
	Allowances		(19)	(36)
	Other assets		—	3
	Deposits		168	36
	Provisions		5	9
	Other liabilities		—	1
Shinhan BNP Paribas AMC	Deposits		119,522	109,561
	Other liabilities		2,034	1,265
SHC Management Co., Ltd.	Deposits		100	100
	Other liabilities		3	3
Shinhan Data system	Deposits		2,481	843
	Other liabilities		4,458	4,114
Shinhan Savings Bank	Other liabilities		—	90
Shinhan Aitas	Other assets		6	—
	Deposits		10,255	10,171
	Other liabilities		100	183
KREDIT private equity REIT No.1	Deposits		—	1,701
	Other liabilities		—	25
Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Trading assets		50,000	60,000
	Loans		200,000	50,000
	Allowances		(614)	(275)
	Deposits		1,184	470
	Provisions		78	280
UAMCO., Ltd.	Deposits		28,801	1,719
	Provisions		50	50
Cardif Life Insurance	Deposits		194	262
	Provisions		1	1
Pohang TechnoPark2PFV	Deposits		14,666	14,689
Kukdong Engineering & Construction Co., Ltd.	Deposits		6,986	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2014		December 31, 2013
Investments in associates and entities under common control’s (continued)
BNP Paribas Cardif General Insurance	Deposits	￦	7	—
Korea investment gong-pyeong office real estate investment trust 2nd	Deposits		32,002	—
Miraeasset 3rd Investment Fund	Deposits		1,777	158
KDB Daewoo Securities Platinum PEF	Deposits		2,025	—
Dream High Fund III	Deposits		301	—
Medici 2nd Investment Fund	Deposits		—	62
KDB Daewoo Securities Platinum PEF	Deposits		—	652
Family Food Co., Ltd.	Provisions		—	5
Key management personnel
	Loans		2,718	799
	Allowance		(1)	(1)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2014 and 2013 were as follows:

Related Party	Account	2014		2013
The Parent company
Shinhan Financial Group	Other operating income	￦	1,941	1,967
	Interest expense		(1,201)	(2,892)
	Fees and commission expense		(46,050)	(76,000)

Entities under common control
Shinhan Card Co., Ltd.	Interest income		214	533
	Fees and commission income		174,433	168,824
	Gain related to derivatives		15,430	3,262
	Other operating income		1,217	1,087
	Interest expense		(703)	(814)
	Fees and commission expense		(431)	(513)
	Loss related to derivatives		(892)	(3,630)
	Other operating expense		(41)	(40)
Shinhan Investment Corp.	Interest income		1,082	1,018
	Fees and commission income		3,413	3,164
	Gain related to derivatives		10,808	4,714
	Other operating income		2,654	2,538
	Interest expense		(1,531)	(2,925)
	Provision for allowance		10	13
	Loss related to derivatives		(8,764)	(5,177)
	Other operating expense		(649)	(576)
Shinhan Life Insurance	Interest income		56	58
	Fees and commission income		15,769	13,151
	Gain related to derivatives		15,725	388
	Other operating income		1,761	2,180
	Interest expense		(1,107)	(1,192)
	Fees and commission expense		(50)	(60)
	Loss related to derivatives		(2,905)	(7,684)
	Other operating expense		(707)	(681)
Shinhan Capital Co.,Ltd.	Interest income		1	2
	Other operating income		641	850
	Interest expense		(368)	(346)
Jeju Bank	Interest income		84	125
	Other operating income		218	42
	Interest expense		(30)	(30)
	Provision for allowance		(1)	—
	Other operating income		(2)	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related Party	Account	2014		2013

Entities under common control (continued)
Shinhan Credit Information Co., Ltd	Fees and commission income	￦	2	2
	Other operating income		200	142
	Interest expense		(298)	(331)
	Fees and commission expense		(5,315)	(5,399)
	Loss related to derivatives		(6)	—
Shinhan Private Equity, Inc.	Interest income		45	43
	Other operating income		4	1
	Interest expense		—	(21)
	Provision for allowance		17	12,386
Shinhan BNP Paribas AMC	Interest income		3	—
	Fees and commission income		43	30
	Other operating income		27	19
	Interest expense		(2,723)	(2,871)
	Fees and commission expense		(1,991)	(1,881)
Shinhan Data System	Other operating income		288	303
	Interest expense		(141)	(36)
	Other operating expense		(30,035)	(33,946)
SHC management Co., Ltd.	Interest expense		(3)	(3)
Shinhan Savings Bank	Other operating income		76	209
	Interest expense		(1)	(277)
Shinhan Aitas	Fees and commission income		25	26
	Other operating income		28	11
	Interest expense		(287)	(324)
	Fees and commission expense		—	(40)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related Party	Account	2014		2013
Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Interest income	￦	5,638	2,185
	Fees and commission income		260	546
	Other operating income		202	—
	Interest expense		(1)	(24)
	Provision for allowance		(339)	(21)
UAMCO., Ltd	Interest income		40	115
	Fees and commission income		7	5
	Interest expense		(1)	(1)
Cardif Life Insurance	Fees and commission income		30	16
Pohang TechnoPark2PFV	Interest expense		(15)	(15)
Inhee co., Ltd.	Fees and commission income		—	1
Kukdong Engineering & Construction Co., Ltd.	Fees and commission income		15	—
	Interest expense		(40)	—
	Fees and commission expense		(4)	—
BNP Paribas Cardif General Insurance	Fees and commission income		1	—
Korea investment gong-pyeong office real estate investment trust 2nd	Interest expense		(1,274)	—
Miraeasset 3rd Investment Fund	Interest expense		(1)	(2)
Dream High Fund III	Interest expense		(6)	—
Family Food Co., Ltd.	Other operating income		5	—
Key management personnel
	Interest income		96	40

(c)	Details of transactions with key management for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Short and long term employee benefits	￦	8,413	9,034
Post-employment benefits		236	191
Share-based payment transactions		3,374	2,270

	￦	12,023	11,495

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2014 and 2013 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	December 31, 2014		December 31, 2013	Account
Shinhan Bank	Shinhan Investment Corp.	￦	9,893	9,498	Performance guarantees
			181,000	181,000	Unused credit
	Shinhan Card Co., Ltd.		500,000	500,000	Unused credit
	Shinhan Life Insurance		50,000	50,000	Unused credit
	Shinhan Capital Co., Ltd.		—	4,982	Letter of guarantee
			—	295	Letter of credit for importing
			60,000	60,000	Unused credit
	Shinhan BNP Paribas AMC		192,849	—	Security underwriting commitment
	Shinhan Private Equity, Inc.		4,248	8,214	Unused credit
	SHC Management Co., Ltd.		94	94	Performance guarantees
	KoFC Shinhan Frontier Champ 2010-4 PEF		26,834	26,995	Security underwriting commitment
	Cardif Life Insurance		10,000	10,000	Unused credit
	Aju Capital Co., Ltd.		50,000	100,000	Unused credit
			50,000	40,000	Security underwriting commitment
	UAMCO., Ltd.		112,200	112,200	Unused credit
			179,900	179,900	Security underwriting commitment
	Family Food Co,. Ltd.		—	3,000	Unused credit

		￦	1,427,018	1,286,178

(e)	Details of collaterals provided to the related parties as of December 31, 2014 and 2013 were as follows:

	Related party	Pledged assets	December 31, 2014			December 31, 2013
			Carrying amount		Amounts collateralized	Carrying amount	Amounts collateralized
Entities under common control	Shinhan Investment Corp.	Securities	￦	155,303	34,041	171,345	42,372
	Shinhan Life Insurance	Securities		10,385	10,385	—	—

			￦	165,688	44,426	171,345	42,372

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

41.	Related parties (continued)

(f)	Details of collaterals provided by the related parties as of December 31, 2014 and 2013 were as follows:

	Related party	Pledged assets	December 31, 2014		December 31, 2013
Entities under common control	Shinhan Investment Corp.	Deposits	￦	22,000	22,000
		Real estate		91,974	91,974
	SHC Management Co., Ltd.	Deposits		100	100
	Shinhan Capital Co., Ltd.	Deposits		11,200	16,032
		Government bonds		—	1,928
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		7,446	6,894
Investments in associates	Cardif Life Insurance	Government bonds		12,770	2,958

			￦	165,490	161,886

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

42.	Investments in subsidiaries

(a)	Condensed financial positions for the Bank and its subsidiaries as of December 31, 2014 and 2013 were as follows:

	December 31, 2014				December 31, 2013
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	￦	242,075,869	221,704,012	20,371,857	225,735,681	205,263,519	20,472,162
Shinhan Asia		309,478	126,229	183,249	244,278	80,275	164,003
Shinhan America		1,057,143	906,062	151,081	1,037,819	898,449	139,370
Shinhan Europe		356,019	277,610	78,409	427,915	346,418	81,497
Shinhan Khmer		142,350	109,738	32,612	151,343	124,319	27,024
Shinhan Kazakhstan		172,109	102,687	69,422	119,531	42,962	76,569
Shinhan Canada		377,086	335,864	41,222	383,228	341,675	41,553
Shinhan China		3,977,209	3,599,289	377,920	3,251,418	2,897,126	354,292
Shinhan Japan		4,828,433	4,542,653	285,780	5,569,999	5,272,990	297,009
Shinhan Vietnam		2,010,873	1,625,063	385,810	1,469,915	1,118,703	351,212
Structured Entities		5,132,803	5,301,309	(168,506)	5,352,358	5,535,315	(182,957)

(b)	Condensed comprehensive income statements for the Bank and its subsidiaries for the years ended December 31, 2014 and 2013 were as follows:

	2014				2013
	Operating income		Profit (Loss) for the year	Total comprehensive income (loss)	Operating income	Profit (Loss) for the year	Total comprehensive income (loss)
Shinhan Bank	￦	13,295,328	1,433,310	1,355,956	14,882,357	1,341,431	1,031,669
Shinhan Asia		9,021	3,582	19,246	11,623	4,172	1,401
Shinhan America		47,024	4,511	11,711	50,123	40,881	33,612
Shinhan Europe		12,927	3,793	(3,088)	12,748	3,057	5,227
Shinhan Khmer		9,372	4,293	5,588	7,864	1,595	891
Shinhan Kazakhstan		9,392	2,519	(7,147)	7,408	3,542	1,640
Shinhan Canada		12,835	1,432	(332)	12,044	111	(3,541)
Shinhan China		159,623	16,888	23,628	125,810	(8,806)	(3,492)
Shinhan Japan		216,354	14,176	(11,231)	193,614	12,755	(64,131)
Shinhan Vietnam		110,029	23,688	34,598	93,960	31,730	19,458
Structured Entities		194,415	(15,933)	(15,091)	203,697	(30,024)	(29,018)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

43.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Project financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund	Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors. The Group is involved in investment fund by investing in various investment funds.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

43.	Interests in unconsolidated structured entities (continued)

(a)	The nature and extent of interests in unconsolidated structured entities (continued)

i)	The size of unconsolidated structured entities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	18,405,975	31,290,465	7,739,222	57,435,622

	December 31, 2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	16,901,389	38,920,533	7,498,036	63,319,958

ii)	Income and expense from unconsolidated structured entities for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Assets-backed securitization		Structured Financing	Investment fund	Total
Income
Interest income	￦	16,573	126,391	—	142,964
Fees and commission income		11,501	9,767	—	21,268
Dividend income		13	—	27,162	27,175
Other		308	129	349	786

	￦	28,395	136,287	27,511	192,193

Expense	￦	818	—	30,436	31,254

	2013
	Assets-backed securitization		Structured Financing	Investment fund	Total
Income
Interest income	￦	15,163	149,215	—	164,378
Fees and commission income		7,597	6,857	—	14,454
Dividend income		—	7,075	3,827	10,902
Other		967	92,069	6,701	99,737

	￦	23,727	255,216	10,528	289,471

Expense	￦	—	—	360	360

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

43.	Interests in unconsolidated structured entities (continued)

(a)	The nature and extent of interests in unconsolidated structured entities (continued)

iii)	Book value of the assets the Group has transferred to unconsolidated structured entities were as follows:

Type	December 31, 2014
Korea housing finance corporation MBS2014-17	￦	67,800

Type	December 31, 2013
Korea housing finance corporation MBS2013-05	￦	210,300
Korea housing finance corporation MBS2013-09		65,800
Korea housing finance corporation MBS2013-15		42,900
Korea housing finance corporation MBS2013-19		18,100
Korea housing finance corporation MBS2013-29		268,000
National happiness fund		250

	￦	605,350

(b)	Nature of risk associated with interests in unconsolidated structured entities

i)	The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets:
Loans	￦	368,112	2,497,972	3,589	2,869,673
Trading assets		573,919	48,877	—	622,796
Derivative assets		42	—	—	42
Available-for-sale Financial assets		330,807	224,342	622,859	1,178,008

	￦	1,272,880	2,771,191	626,448	4,670,519

Liabilities:
Other liabilities	￦	1,200	—	—	1,200

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

43.	Interests in Unconsolidated structured Entities (continued)

(b)	Nature of risk associated with interests in unconsolidated structured entities (continued)

	December 31, 2013
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets:
Loans	￦	140,575	2,962,626	—	3,103,201
Trading assets		230,729	—	—	230,729
Derivative assets		884	1,075	—	1,959
Available for sale Financial assets		719,755	84,291	538,623	1,342,669

	￦	1,091,943	3,047,992	538,623	4,678,558

ii)	Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets owned	￦	1,272,880	2,771,191	626,448	4,670,519
Purchase commitments		325,195	30,000	103,702	458,897
Providing unused credit		1,631,113	110,224	—	1,741,337
Guarantees		—	28,888	—	28,888

	￦	3,229,188	2,940,303	730,150	6,899,641

	December 31, 2013
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets owned	￦	1,091,943	3,047,992	538,623	4,678,558
Purchase commitments		157,000	—	18,913	175,913
Providing unused credit		1,258,531	168,520	—	1,427,051
Guarantees		—	5,410	—	5,410

	￦	2,507,474	3,221,922	557,536	6,286,932

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

44.	Information of trust business

(a)	Total assets with trust business as of December 31, 2014 and 2013 and operating revenue for the years ended December 31, 2014 and 2013 were as follows:

	Total assets			Operating revenue
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Consolidated	￦	3,882,632	3,667,084	149,686	143,885
Unconsolidated		27,103,450	22,674,439	502,429	581,492

	￦	30,986,082	26,341,523	652,115	725,377

(b)	Significant balances with trust business as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Borrowings from trust accounts	￦	2,017,811	2,298,642
Accrued revenues from asset management fee from trust accounts		16,227	15,206
Accrued interest expenses		526	665

(c)	Significant transactions with trust business for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Asset management fee	￦	49,741	42,241
Interest on borrowings from trust account		44,891	50,043